   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER   , 1997
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                               THRUSTMASTER, INC.
             (Exact name of Registrant as specified in its charter)

            OREGON                           3670                  93-1040330
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                        No.)

                       7175 N.W. EVERGREEN PARKWAY, #400
                          HILLSBORO, OREGON 97124-5839
                                 (503) 615-3200
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                         STEPHEN A. AANDERUD, PRESIDENT
                       7175 N.W. EVERGREEN PARKWAY, #400
                          HILLSBORO, OREGON 97124-5839
                                 (503) 615-3200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           --------------------------

                                   COPIES TO:

          PATRICK J. SIMPSON                    WILLIAM E. VAN VALKENBERG
          DAVID S. MATHESON                         BRADLEY B. FURBER
             Perkins Coie                    Van Valkenberg Furber Law Group
                                                         P.L.L.C.
  1211 S.W. Fifth Avenue, Suite 1500          1325 Fourth Avenue, Suite 1200
        Portland, Oregon 97204                Seattle, Washington 98101-2509
            (503) 727-2000                            (206) 464-0460

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                  PROPOSED MAXIMUM    PROPOSED MAXIMUM
                 TITLE OF                        AMOUNT TO         OFFERING PRICE        AGGREGATE           AMOUNT OF
        SECURITIES TO BE REGISTERED           BE REGISTERED(1)      PER SHARE(2)       OFFERING PRICE     REGISTRATION FEE
Common Stock, no par value.................      1,725,000            $14.8125          $25,551,563            $7,743

(1) Includes shares subject to the Underwriters' over-allotment option.

(2) Estimated solely for the purposes of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act on the basis of the average of the high and low sales prices of the Common Stock on the Nasdaq National Market on November 11, 1997.

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED NOVEMBER   , 1997
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                1,500,000 Shares

[LOGO]                         THRUSTMASTER, INC.

                                  Common Stock
                                ----------------

    Of the 1,500,000 shares of Common Stock offered hereby, 1,200,000 shares are being offered by ThrustMaster, Inc. ("ThrustMaster" or the "Company") and 300,000 shares are being offered by a shareholder of the Company (the "Selling Shareholder"). The Company will not receive any proceeds from the sale of the shares being sold by the Selling Shareholder. See "Principal and Selling Shareholders."

    The Company's Common Stock is traded on the Nasdaq National Market under the symbol "TMSR." On November 13, 1997, the last reported sale price of the Common Stock as reported on the Nasdaq National Market was $15.875 per share. See "Price Range of Common Stock."
                            ------------------------

THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE
       "RISK FACTORS" COMMENCING ON PAGE 6 OF THIS PROSPECTUS.

                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

                                                                                PROCEEDS
                               PRICE        UNDERWRITING      PROCEEDS TO      TO SELLING
                             TO PUBLIC      DISCOUNTS(1)      COMPANY(2)       SHAREHOLDER
--------------------------------------------------------------------------------------------
Per Share...............         $                $                $                $
-------------------------------------------------------------------------------------------
Total(3)................         $                $                $                $
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2) Before deducting expenses payable by the Company, estimated at $250,000.

(3) The Company has granted the Underwriters a 45-day option to purchase up to 225,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public,
    Underwriting Discounts and Proceeds to Company will be $        , $
    and $        , respectively. See "Underwriting."

    The shares of Common Stock are offered by the several Underwriters named herein subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the offices of Van Kasper & Company, in San Francisco, California on or about
December   , 1997.

                            ------------------------

                              VAN KASPER & COMPANY

                                December  , 1997

                                     [LOGO]

                             PRODUCT AND PACKAGING
                              DISPLAY PHOTOGRAPHS
                                     Text:

                 Innovative Leader in Computer Game Controllers

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                  THE COMPANY

    ThrustMaster designs, develops, manufactures and markets a diversified line of innovative and technologically advanced game controllers for the home personal computer ("PC") market. The Company has established ThrustMaster as a brand name recognized for quality, value, durability and ease of use. ThrustMaster products enhance the enjoyment of the PC entertainment experience and appeal to a wide variety of users, from occasional game players to avid enthusiasts. The Company's products include racing wheels, joysticks, gamepads and flight simulation controllers. ThrustMaster products are available in over 5,000 retail outlets in North America and Europe, including Babbage's, Etc.; Best Buy Co., Inc.; Circuit City Stores, Inc.; CompUSA; Computer City Supercenter; The Electronic Boutique, Inc. and Sam's Club.

    From 1992 to 1996, the Company's annual revenue increased from $2.1 million to $30.8 million and annual net income increased from $0.4 million to $2.3 million. For the nine months ended September 30, 1997 compared to the nine months ended September 30, 1996, revenues increased 52% to $23.9 million and net income increased 74% to $1.5 million.

    Over the last several years, significant technological advances in the home PC, such as improvements in processor speeds and graphical capabilities, have enabled software developers to create increasingly sophisticated entertainment programs with real-time interaction that offer greater realism and excitement. As a result, the PC has become a viable home entertainment platform. According to IDC/LINK, an industry research firm, the installed base of home PCs in the United States will reach 50 million units by the end of 1997, and will increase to 70 million units by 2001. Shipments of new PCs are projected to increase from
10.4 million units in 1996 to 18.7 million units in 2001. Unit shipments of software titles are projected to grow from 48 million in 1996 to over 126 million in 2001, representing a compound annual rate of approximately 21%. The Company believes that sales of game controllers are directly correlated with sales of both PCs and entertainment software titles.

    Working with leading software publishers, such as Electronic Arts, Inc., Activision, Inc., Sierra On-Line, Inc., GT Interactive Software Corp. and Virgin Interactive Entertainment, Inc., the Company often bundles its game controllers with popular software titles. These bundling arrangements enable the Company to deliver increased value to consumers, and to differentiate its products from competing products. The Company offers a variety of bundled game controller packages which allow for differentiation among retailers that carry the Company's products. The Company also utilizes recognized brand names, such as NASCAR-Registered Trademark-, TOP GUN-TM- and NASA, to enhance consumer appeal.

    The Company's objective is to be a leading provider of controllers to the interactive electronic entertainment industry. In order to achieve this objective, the Company's business strategy is to: (i) market high quality controllers that provide value and durability; (ii) leverage popular game titles and brands to increase product demand; (iii) foster strategic relationships with hardware manufacturers; (iv) develop and introduce innovative products; and (v) pursue strategic acquisitions of complementary products or businesses.

    The Company was incorporated in Oregon in 1990. The Company's principal executive offices are located at 7175 NW vergreen Parkway, Suite 400, Hillsboro, Oregon 97124-5839, and its telephone number is (503) 615-3200.

                                  THE OFFERING

Common Stock offered by the Company.............  1,200,000 shares

Common Stock offered by the Selling
  Shareholder...................................  300,000 shares

Total Common Stock offered......................  1,500,000 shares

Common Stock to be outstanding after this
  offering......................................  5,493,588 shares(1)

Use of proceeds.................................  For the repayment of indebtedness and for working capital and general corporate
                                                  purposes, which may include acquisitions
                                                  or joint ventures.

Nasdaq National Market Symbol...................  TMSR

------------------------

(1) Based on shares outstanding as of November 1, 1997. Excludes (i) 900,868 shares issuable upon exercise of outstanding stock options under the Company's 1994 Stock Option Plan, 1990 Stock Option Plan and Director's Nonqualified Stock Option Plan, with a weighted average exercise price of $4.56 per share, (ii) 193,342 shares reserved for future grants under such stock options plans, and (iii) 117,150 shares issuable upon the exercise of outstanding warrants issued in connection with the Company's initial public offering, with an exercise price of $7.57 per share. See "Management-- Incentive Compensation and Benefit Plans" and "Description of Capital Stock--Warrants."

    EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS (I) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND (II) GIVES EFFECT TO A 3% STOCK DIVIDEND ON THE COMMON STOCK DECLARED ON JANUARY 21, 1997, AS IF SUCH DIVIDEND HAD BEEN DECLARED AND MADE PRIOR TO THE PERIODS COVERED HEREBY. SEE "UNDERWRITING." UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES IN THIS PROSPECTUS TO THE "COMPANY" OR "THRUSTMASTER" ARE TO THRUSTMASTER, INC., AND ITS SUBSIDIARY. THE THRUSTMASTER LOGO AND THRUSTMASTER ARE AMONG THE COMPANY'S TRADEMARKS. THIS PROSPECTUS INCLUDES OTHER TRADEMARKS AND TRADE NAMES OF THE COMPANY AND OF OTHER COMPANIES.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                 NINE MONTHS ENDED
                                                       YEARS ENDED DECEMBER 31,                    SEPTEMBER 30,
                                         -----------------------------------------------------  --------------------
                                           1992       1993       1994       1995       1996       1996       1997
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                                                    (UNAUDITED)
INCOME STATEMENT DATA:
Revenues...............................  $   2,655  $   8,214  $  13,582  $  19,415  $  30,821  $  15,745  $  23,930
Cost of goods sold.....................      1,438      4,290      8,007     11,815     19,592      9,727     14,814
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit.........................      1,217      3,924      5,575      7,600     11,229      6,018      9,116
Operating expenses.....................        687      2,581      3,804      5,956      8,066      5,032      7,156
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income from operations.................        530      1,343      1,771      1,644      3,163        986      1,960
Interest income........................     --         --         --            404        466        324        284
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes.............        530      1,343      1,771      2,048      3,629      1,310      2,244
Provision for income taxes(1)..........        169        456        633        687      1,370        472        790
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income(1)..........................  $     361  $     887  $   1,138  $   1,361  $   2,259  $     838  $   1,454
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income per share...................  $    0.25  $    0.33  $    0.38  $    0.32  $    0.49  $    0.18  $    0.30
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Weighted average shares outstanding....      1,431      2,686      2,957      4,293      4,647      4,582      4,807
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                                            SEPTEMBER 30, 1997
                                                                                         -------------------------
                                                                                          ACTUAL    AS ADJUSTED(2)
                                                                                         ---------  --------------
                                                                                                (UNAUDITED)
BALANCE SHEET DATA:
Working capital........................................................................  $  15,642    $   32,132
Total assets...........................................................................     22,844        39,334
Total liabilities......................................................................      5,319         5,319
Total shareholders' equity.............................................................     17,525        34,015

------------------------

(1) The provision for income taxes, net income and net income per share includes a pro forma income tax adjustment to reflect the Company as a C corporation, rather than an S corporation, for federal and state income tax purposes for the years ended December 31, 1992, 1993, 1994 and 1995. See Notes 2 and 12 to Consolidated Financial Statements.

(2) As adjusted to reflect the sale by the Company of 1,200,000 shares of Common Stock in connection with this offering.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING SHARES OF THE COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS, WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES ARE DISCUSSED BELOW.

NEW PRODUCTS AND TECHNOLOGICAL CHANGE

    The Company believes that its future growth will depend on its ability to develop and introduce new products that keep pace with technological developments, maintain and enhance its existing product line, respond to evolving customer preferences, and achieve market acceptance. The Company occasionally has experienced, and may in the future experience, delays in the development and introduction of new products. The success of new products and product enhancements depends on a variety of factors, including product selection and specification, timely and efficient completion of product design, cost-effective implementation of manufacturing and assembly processes, and effective sales and marketing efforts through the Company's distribution channels. Any failure by the Company to anticipate or respond adequately to technological developments or customer preferences, or any significant delays in product development or introduction, could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

    The markets in which the Company participates are highly competitive, and the Company expects that it will face increased competition in the future. The Company's principal competitors include Microsoft Corporation, Advanced Gravis Computer Technology, Ltd., CH Products, Logitech International S.A. and InterAct Accessories, many of which have substantially greater financial, technical and marketing resources than the Company. The Company believes that the principal competitive factors in the market for PC game controllers include price, quality, product features, ease of use, durability, reputation and compatibility with PC games. The Company's competitors could hinder sales and market acceptance of the Company's products by developing products that are more appealing than the Company's products or that render the Company's technology and products obsolete or noncompetitive. Moreover, increased competitive pressure could lead to intensified price-based competition, which has in the past created, and could in the future create, margin pressures and which could have a material adverse effect on the Company's business, financial condition and results of operations.

OFFSHORE MANUFACTURING; DEPENDENCE ON MANUFACTURING CONTRACTORS

    Virtually all of the Company's products are manufactured in China and Taiwan by independent contractors. The Company's use of offshore manufacturing is subject to the customary risks of doing business abroad, including fluctuations in the value of currencies, tariffs, export duties, quotas, restrictions on the transfer of funds, work stoppages and political instability.

    For the nine months ended September 30, 1997, approximately 90% of the Company's products were manufactured through a single vendor utilizing factories located in Taiwan and the Guangdong province of China. Manufacturing by such vendor at one factory accounted for more than half of the Company's production. If any of the manufacturing facilities utilized by the Company become unavailable, or if the manufacturing operations at these facilities are slowed, interrupted or terminated, the Company's business, financial condition and results of operation could be materially and adversely affected. The Company may not be able to enter into alternative third-party manufacturing arrangements on terms satisfactory to the Company, in a timely fashion, or at all, if alternative arrangements are needed. In addition, although the

Company seeks to control the quality of its products manufactured offshore, quality problems have occasionally arisen, and may in the future arise, that are beyond the Company's direct control. The use of independent manufacturing contractors to manufacture and assemble products offshore also has required the Company to increase production lead times and has reduced the Company's ability to adjust production in response to short-term market conditions. As a result, the failure of the Company to adequately forecast demand for products manufactured offshore could materially and adversely affect its sales and results of operations.

SEASONALITY; VARIABILITY IN PERIODIC OPERATING RESULTS

    The Company's business is seasonal, reflecting traditional retail seasonality patterns. Sales in the retail PC game entertainment industry are significantly higher in the fourth calendar quarter of each year than in the preceding three quarters. In 1996, nearly 50% of the Company's revenues were earned in the fourth quarter. In addition to seasonality, the Company is likely to experience significant fluctuations in future periodic operating results due to a number of factors, including, among others, the size or timing of customer orders, delays in product enhancements and new product introductions by the Company, quality control difficulties, market acceptance of new products, product returns, customer order deferrals in anticipation of new products or enhancements, reduction in demand for existing products as a result of new product introductions by the Company or others, and general economic conditions. Any of these factors could cause quarterly or other periodic operating results to vary significantly from prior periods. The Company's customers generally order on an as-needed basis, and the Company typically does not have a significant order backlog at the beginning of each quarter. Because quarterly revenues are dependent largely on the volume and timing of orders received during such quarter, which may be difficult to forecast, and the Company's operating expenses are based in part on its estimate of future revenues, the Company may be unable to adjust its spending in a timely manner to compensate for a shortfall in revenues.

POTENTIAL INABILITY TO MANAGE FUTURE ACQUISITIONS

    The Company intends to supplement its internal growth through the acquisition of complementary product lines and businesses. The Company's management has limited experience in identifying, completing, and integrating acquisitions. The Company's ability to grow through acquisitions depends on, among other things, the Company's ability (i) to identify complementary product lines or businesses, (ii) to acquire them on terms that management considers attractive, and (iii) to integrate acquired complementary product lines or businesses into its organization. Any future acquisitions would be accompanied by the risks commonly encountered in such transactions, including difficulties associated with assimilating the personnel and operations of an acquired business, the Company's potential inability to achieve expected financial results or strategic goals for the acquired product line or business, the potential disruption of the Company's ongoing business, and the diversion of significant management and other Company resources. The Company may not be able to identify future acquisition opportunities or to successfully overcome the risks and challenges encountered in completing and integrating such acquisitions. The Company's failure or inability to implement and manage its acquisition strategy could have a material adverse effect on the Company's business, financial condition and results of operations.

CUSTOMER CONCENTRATION

    The Company anticipates that a significant portion of the Company's revenues and accounts receivable will continue to be derived from a limited number of key customers. For the nine months ended September 30, 1997, two customers accounted for an aggregate of approximately 28% of the Company's revenues. The loss of one or more of its key customers or any significant reduction in orders by such customers could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE UPON KEY PERSONNEL

    The Company's future success depends to a significant extent on the continued service of its key research and development, management and marketing and sales personnel. Competition for such employees is intense, and the Company may be unable to attract, motivate and retain highly qualified employees. The Company does not have employment or non-competition agreements with, or maintain key man life insurance for, any of its employees. Any failure to attract, motivate or retain key Company personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

INTELLECTUAL PROPERTY RIGHTS

    The Company regards certain aspects of its products as proprietary and relies on a combination of copyright and trademark laws, patents, trade secrets and confidentiality procedures and agreements to protect its proprietary rights. Despite the Company's efforts to safeguard its proprietary rights, it may not be successful in doing so or the Company's competitors may independently develop or patent technologies that are substantially equivalent or superior to or otherwise circumvent the Company's proprietary rights. Confidentiality agreements may not provide meaningful protection for the Company's trade secrets or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such information by the Company's employees, consultants or business partners. The Company believes that its products, processes and trademarks do not infringe on the rights of third parties; however third parties may assert infringement or other related claims against the Company in the future. Any infringement claim or related litigation against the Company, or any challenge to the validity of the Company's own intellectual property rights, and the expense of defending the same, could materially and adversely affect the Company's business, financial condition and results of operations.

DEPENDENCE UPON SOLE OR LIMITED SUPPLIERS

    The Company is dependent on suppliers for components, and certain key components used in the Company's products are obtained from a sole or limited group of suppliers. The Company's reliance on these suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over pricing and timely delivery of components and finished products. Any reduction or interruption of or delay in supply could materially and adversely affect the Company. The Company has in the past encountered, and may in the future encounter, shortages of supplies and delays in deliveries of necessary components. Substantially all components used in the Company's products are purchased from sources located outside the United States. Trading policies adopted by the United States or foreign governments could restrict the availability of components or increase the cost of obtaining them. Any significant increase in component prices or decrease in component availability could materially and adversely affect the Company's business, financial condition and results of operations.

INTERNATIONAL SALES

    The Company expects to focus an increasing amount of its sales efforts in international markets. The Company expects that any international sales will be subject to the normal risks of foreign sales, such as protective tariffs, export and import controls, transportation delays and interruptions, and changes in demand resulting from fluctuating exchange rates. Although most of the Company's international revenues currently are earned in U.S. dollars, a growing portion is earned in other currencies, primarily German marks and British pounds sterling. To the extent revenues are earned in currencies other than U.S. dollars, net income may fluctuate due to changes in the value of the U.S. dollar relative to such other currencies. The Company has not entered into any forward exchange contracts or other hedging activities in anticipation of foreign currency fluctuations, but may do so in the future.

BROAD DISCRETION OF MANAGEMENT REGARDING USE OF PROCEEDS

    Of the net proceeds to the Company from the sale of the Common Stock in this offering at an assumed public offering price of $15.00 per share, approximately $12.5 million, or 75.8% (approximately $15.6 million, or 79.6%, if the Underwriters' over-allotment option is exercised in full), is expected to be allocated to working capital and general corporate purposes. Accordingly, management will have broad discretion as to the application of such net proceeds. Pending any specific application, the Company expects to invest the net proceeds in short-term, interest-bearing, investment grade obligations. The return on the Company's investment on any portion of the net proceeds that is not immediately used may be less than that which would be realized were such funds invested in the Company's business.

VOLATILITY OF STOCK PRICE

    The Common Stock is traded on the Nasdaq National Market, which has experienced, and is likely to experience in the future, significant price and volume fluctuations that could adversely affect the market price of the Common Stock without regard to the Company's operating performance. The Company believes that factors such as operating results, announcements of technological innovations or new product introductions by the Company or its competitors, changes in or actual results varying from estimates by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to the Company, announcements by software manufacturers and other events or factors could contribute to the volatility of the price of the Common Stock and cause it to fluctuate significantly. Market prices for high technology companies in particular have experienced extreme volatility, often unrelated to the operating performance of such companies. These factors, as well as general economic conditions such as recessions or high interest rates, may adversely affect the market price of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

    Sales of substantial amounts of Common Stock in the public market by existing shareholders or further issuances of capital stock by the Company following this offering (or the perception that such sales or issuances might occur) could adversely affect the price of the Common Stock. All of the approximately 5,493,588 shares of Common Stock that will be outstanding immediately following completion of this offering (assuming no exercise of options or warrants after November 1, 1997), will be freely tradable under federal securities laws to the extent that they are not held by affiliates of the Company. The Company and certain of its directors, officers and shareholders have agreed with the Underwriters that, for a period of 80 days after the date of this Prospectus, they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of the 1,330,832 shares any of the 1,444,080 shares of Common Stock owned by them, without the prior written consent of Van Kasper & Company, which will not be unreasonably withheld, other than shares of Common Stock offered hereby, grants of options by the Company in the ordinary course pursuant to its stock option plans, and sales of up to 40,000 shares of Common Stock 60 days after completion of this offering. Additionally, as of November 1, 1997, 1,039,918 shares were issuable upon the exercise of outstanding options and warrants, and 193,342 shares were reserved for future grants under the Company's stock option plans. See "Description of Capital Stock-- Warrants," "Shares Eligible for Future Sale," "Management--Incentive Compensation and Benefit Plans" and "Underwriting."

POTENTIAL ADVERSE IMPACT OF ISSUANCE OF PREFERRED STOCK; ANTITAKEOVER EFFECT OF
  OREGON LAW AND THE COMPANY'S AMENDED AND RESTATED BYLAWS

    The Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to fix the rights, preferences, privileges and restrictions of such shares without any further vote or action by the Company's shareholders. The potential issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, Common Stock. Moreover, certain "business combination" provisions of Oregon law could make it more difficult to consummate a merger or tender offer involving the Company, even if such event could be beneficial, in the short term, to the interests of the shareholders. Such provisions may discourage acquisition bids for the Company or could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. In addition, the Company's Amended and Restated Bylaws provide for a classified Board of Directors serving staggered three-year terms. A classified Board may have the effect of deferring or discouraging a change of control of the Company. See "Description of Capital Stock."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Common Stock in this offering at an assumed public offering price of $15.00 per share, after deducting underwriting discounts and estimated offering expenses payable by the Company, are estimated to be approximately $16.5 million (approximately $19.6 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the Common Stock being sold by the Selling Shareholder.

    Of the estimated net proceeds, the Company expects to use (i) a portion, anticipated to be approximately $4.0 million, to repay amounts to be borrowed by the Company under a line of credit prior to completion of this offering in order to meet peak working capital needs during the fourth quarter of 1997; and (ii) the remaining balance for working capital and general corporate purposes, which may include future joint ventures or acquisitions. The Company currently has no agreements or understandings, and there currently are no active negotiations to make any acquisitions or enter into any joint ventures. Borrowings under the Company's line of credit bear interest at a fluctuating rate at all times equal to the prime rate (8.5% at November 1, 1997) or a rate based on LIBOR. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    Except for the expenditures identified above, the Company has not yet identified other specific uses of proceeds and, pending such uses, the Company expects to invest the net proceeds in short-term, interest-bearing, investment grade obligations. See "Risk Factors--Broad Discretion of Management Regarding Use of Proceeds."

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is traded on the Nasdaq National Market under the symbol "TMSR." The Company's initial public offering was completed March 3, 1995, at a price to the public of $6.31 per share. The following table sets forth the high and low closing sales prices for the Common Stock for each quarter as reported on the Nasdaq National Market for the quarters indicated.

                                                      HIGH        LOW
                                                    ---------  ---------
1995
  First quarter...................................  $    9.95  $    7.52
  Second quarter..................................       9.22       6.31
  Third quarter...................................       8.98       6.80
  Fourth quarter..................................       8.25       5.70
1996
  First quarter...................................  $    7.41  $    3.52
  Second quarter..................................       6.92       4.00
  Third quarter...................................       5.58       3.64
  Fourth quarter..................................       8.86       5.34
1997
  First quarter...................................  $    8.98  $    7.00
  Second quarter..................................      12.13       7.13
  Third quarter...................................      18.00      11.00
  Fourth quarter (through Nov. 13)................      17.63      13.00

    The closing sale price per share of the Common Stock on November 13, 1997, as reported on the Nasdaq National Market, was $15.875. As of November 1, 1997, there were 4,293,588 shares of Common Stock outstanding held by 95 holders of record.

                                DIVIDEND POLICY

    The Company has not paid cash dividends on its Common Stock, other than for the payment of its shareholders' income tax liabilities which arose under its S Corporation status, which terminated December 31, 1994. On January 21, 1997, the Company declared a 3% stock dividend on the Common Stock to holders of record as of February 14, 1997. The Company currently intends to retain any future earnings to finance the expansion and development of its business and does not presently anticipate paying cash dividends to the holders of Common Stock. The payment of future cash dividends will be at the sole discretion of the Company's Board of Directors and will depend on, among other things, future earnings, capital requirements, the financial condition of the Company and general business conditions. No financing agreements to which the Company is a party or by which it is bound currently restricts the payment of dividends on the Common Stock.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of September 30, 1997 and as adjusted to reflect the sale by the Company of 1,200,000 shares of Common Stock offered hereby and the receipt by the Company of approximately $16.5 million of net proceeds therefrom, at an assumed public offering price of $15.00 per share, after deducting the underwriting discounts and estimated offering expenses payable by the Company. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's consolidated financial statements and related notes thereto and other financial information included elsewhere in this Prospectus.

                                                                         AS OF SEPTEMBER 30,
                                                                                 1997
                                                                        ----------------------
                                                                         ACTUAL    AS ADJUSTED
                                                                        ---------  -----------
                                                                            (IN THOUSANDS)
Long-term debt........................................................  $  --       $  --
Shareholders' equity:
  Preferred Stock, no par value; 5,000,000 authorized; none issued or
    outstanding.......................................................     --          --
  Common Stock, no par value; actual: 25,000,000 shares authorized,
    4,293,588 shares issued and outstanding; as adjusted: 25,000,000
    shares authorized, 5,493,588 shares issued and outstanding (1)....     13,474      29,964
  Retained earnings...................................................      4,051       4,051
                                                                        ---------  -----------
    Total shareholders' equity........................................     17,525      34,015
                                                                        ---------  -----------
Total capitalization..................................................  $  17,525   $  34,015
                                                                        ---------  -----------
                                                                        ---------  -----------

------------------------

(1) As of November 1, 1997. Excludes (i) 900,868 shares issuable upon exercise of outstanding stock options under the Company's 1994 Stock Option Plan, 1990 Stock Option Plan and Directors' Nonqualified Stock Option Plan, with a weighted average exercise price of $4.56 per share, (ii) 193,342 shares reserved for future grants under such stock option plans and (iii) 117,150 shares issuable upon the exercise of outstanding warrants issued in connection with the Company's initial public offering, with an exercise price of $7.57 per share. See "Management--Incentive Compensation and Benefit Plans" and "Description of Capital Stock--Warrants."

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following selected consolidated financial data relating to the Company should be read in conjunction with the Company's consolidated financial statements and the related notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included elsewhere in this Prospectus. The selected financial data for each of the five years ended December 31, 1996 was derived from the Company's consolidated financial statements, audited by Coopers & Lybrand L.L.P., independent accountants. The selected financial data for the nine months ended September 30, 1996 and 1997 was derived from unaudited interim financial statements for those periods prepared on the same basis as the audited financial statements and, in the opinion of management of the Company, include all adjustments necessary (consisting only of normal recurring adjustments) for a fair presentation of such financial data. The selected financial data for the nine months ended September 30, 1997 is not necessarily indicative of the results that may be expected for the year ending December 31, 1997.

                                                                                                 NINE MONTHS ENDED
                                                       YEARS ENDED DECEMBER 31,                    SEPTEMBER 30,
                                         -----------------------------------------------------  --------------------
                                           1992       1993       1994       1995       1996       1996       1997
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
INCOME STATEMENT DATA:
Revenues...............................  $   2,655  $   8,214  $  13,582  $  19,415  $  30,821  $  15,745  $  23,930
Cost of goods sold.....................      1,438      4,290      8,007     11,815     19,592      9,727     14,814
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit.........................      1,217      3,924      5,575      7,600     11,229      6,018      9,116
Operating expenses:
  Research and engineering.............        234      1,022      1,115      1,845      2,105      1,352      1,807
  Selling, general and
    administrative.....................        453      1,559      2,689      4,111      5,961      3,680      5,349
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total operating expenses.........        687      2,581      3,804      5,956      8,066      5,032      7,156
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income from operations.................        530      1,343      1,771      1,644      3,163        986      1,960
Interest income........................         --         --         --        404        466        324        284
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes.............        530      1,343      1,771      2,048      3,629      1,310      2,244
Provision for income taxes(1)..........        169        456        633        687      1,370        472        790
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income(1)..........................  $     361  $     887  $   1,138  $   1,361  $   2,259  $     838  $   1,454
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income per share(1)................  $    0.25  $    0.33  $    0.38  $    0.32  $    0.49  $    0.18  $    0.30
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Weighted average shares outstanding....      1,431      2,686      2,957      4,293      4,647      4,582      4,807
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                                            SEPTEMBER 30, 1997
                                                                                         -------------------------
                                                                                          ACTUAL    AS ADJUSTED(2)
                                                                                         ---------  --------------
BALANCE SHEET DATA:
Working capital........................................................................  $  15,642    $   32,132
Total assets...........................................................................     22,844        39,334
Total liabilities......................................................................      5,319         5,319
Total shareholders' equity.............................................................     17,525        34,015

------------------------

(1) The provision for income taxes, net income, and net income per share includes a pro forma income tax adjustment to reflect the Company as a C corporation, rather than an S corporation, for federal and state income tax purposes for the years ended December 31, 1992, 1993, 1994 and 1995. See Notes 2 and 12 to Consolidated Financial Statements.

(2) As adjusted to reflect the sale by the Company of 1,200,000 shares of Common Stock in connection with this offering.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH "SELECTED CONSOLIDATED FINANCIAL DATA," THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES THERETO AND OTHER FINANCIAL INFORMATION INCLUDED ELSEWHERE IN THIS PROSPECTUS. THE COMPANY BELIEVES THAT PERIOD-TO-PERIOD COMPARISONS OF ITS FINANCIAL RESULTS SHOULD NOT BE RELIED ON AS AN ACCURATE INDICATION OF FUTURE PERFORMANCE. THIS PROSPECTUS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS, WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT, THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED UNDER "RISK FACTORS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    ThrustMaster designs, develops, manufactures and markets a diversified line of innovative and technologically advanced game controllers for the home PC market. The Company has established ThrustMaster as a brand name recognized for quality, value, durability and ease of use. ThrustMaster products appeal to a wide variety of PC users, from occasional game players to avid enthusiasts. The Company's product offerings include racing wheels, joysticks, gamepads and flight simulation controllers. All these products are designed to enhance the user's enjoyment of the PC entertainment experience. The Company's revenues have grown from $2.7 million in 1992 to $30.8 million in 1996, and net income has grown from $0.4 million to $2.3 million during the same period. From 1992 to 1996 the Company's annual revenue increased from $2.1 million to $30.8 million and annual net income increased from $0.4 million to $2.3 million. For the nine months ended September 30, 1997, compared to the nine months ended September 30, 1996, revenues increased 52% to $23.9 million and net income increased 74% to $1.5 million.

    From its inception in 1990 through the third quarter of 1994, the Company derived a majority of its revenues from sales of flight simulation products to serious computer game enthusiasts. In the fourth quarter of 1994, the Company expanded its product line to include racing wheels. While the Company continues to offer a wide variety of game controllers, racing wheels now account for a majority of the Company's revenues. The Company believes that it is the leading producer of racing wheels for the PC entertainment market.

    In mid-1996, the Company increased its foreign presence by contracting with a distributor in the United Kingdom and with an independent sales representative to market its products to major retailers in Germany. In 1997, the Company opened its own distribution facility in the United Kingdom and has hired sales and administrative staff to support its future growth in Europe. Sales outside North America accounted for approximately 39% of the Company's revenues in 1996 and approximately 30% of revenues for the nine-month period ended September 30, 1997. The Company intends to continue to expand its presence in foreign markets, primarily in Europe, by entering into relationships with additional distributors and sales representatives. See Note 3 to Consolidated Financial Statements.

    Over the past three years, ThrustMaster moved virtually all manufacturing operations off-shore on a contract basis in an effort to obtain manufacturing cost efficiencies. The Company has continued to gain experience and confidence in off-shore manufacturing. For the nine months ended September 30, 1997, approximately 90% of the Company's products were manufactured through a single vendor utilizing factories in Taiwan and the Guangdong province of China. Manufacturing by such vendor at one factory accounted for more than half of the Company's production. See "Risk Factors--Offshore Manufacturing; Dependence on Manufacturing Contractors."

    The Company typically ships its products within 30 days of receipt of customer orders. Substantially all of the Company's revenues in any quarter result from orders received in that quarter. Accordingly, the

Company generally does not have significant backlog and believes that its backlog at any given time is not a reliable indicator of future revenues or earnings.

    The Company's business is seasonal, reflecting traditional retail seasonality patterns. Sales in the retail PC game entertainment industry are significantly higher in the fourth calendar quarter of each year than in the preceding three quarters. In 1996, nearly 50% of the Company's revenues were earned in the fourth quarter.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items included in the Company's consolidated statements of income included elsewhere in this Prospectus:

                                                                                                           NINE MONTHS ENDED
                                                                            YEARS ENDED DECEMBER 31,
                                                                                                             SEPTEMBER 30,
                                                                         -------------------------------  --------------------
                                                                           1994       1995       1996       1996       1997
                                                                         ---------  ---------  ---------  ---------  ---------
Revenues...............................................................      100.0%     100.0%     100.0%     100.0%     100.0%
Cost of goods sold.....................................................       59.0       60.9       63.6       61.8       61.9
                                                                         ---------  ---------  ---------  ---------  ---------
Gross profit...........................................................       41.0       39.1       36.4       38.2       38.1
                                                                         ---------  ---------  ---------  ---------  ---------
Operating expenses:....................................................
  Research and engineering.............................................        8.2        9.5        6.8        8.6        7.5
  Selling, general and administrative..................................       19.8       21.1       19.3       23.3       22.4
                                                                         ---------  ---------  ---------  ---------  ---------
Total operating expenses...............................................       28.0       30.6       26.1       31.9       29.9
                                                                         ---------  ---------  ---------  ---------  ---------
Income from operations.................................................       13.0        8.5       10.3        6.3        8.1
Interest income........................................................     --            2.0        1.5        2.0        1.3
                                                                         ---------  ---------  ---------  ---------  ---------
Income before income taxes.............................................       13.0       10.5       11.8        8.3        9.4
Provision for income taxes(1)..........................................        4.6        3.5        4.5        3.0        3.3
                                                                         ---------  ---------  ---------  ---------  ---------
Net income(1)..........................................................        8.4%       7.0%       7.3%       5.3%       6.1%
                                                                         ---------  ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------  ---------

------------------------

(1) The provision for income taxes and net income includes a pro forma income tax adjustment to reflect the Company as a C corporation, rather than an S corporation, for federal and state income tax purposes for the years ended December 31, 1994 and 1995. See Notes 2 and 12 to Consolidated Financial Statements.

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

    REVENUES. Revenues for the nine months ended September 30, 1997 were $23,930,000, an increase of $8,185,000, or 52.0%, compared to $15,745,000 for the nine months ended September 30, 1996. Revenues grew primarily due to increased demand for the Company's core products and additional sales into the warehouse-club distribution channel.

    GROSS PROFIT. Gross profit for the nine months ended September 30, 1997 was $9,116,000, an increase of $3,098,000, or 51.5%, compared to $6,018,000 for the nine months ended September 30, 1996. As a percentage of revenues, the gross profit margin percentage was nearly identical for the nine months ended September 30, 1997 and 1996.

    RESEARCH AND ENGINEERING EXPENSES. Research and engineering expenses were $1,807,000 for the nine months ended September 30, 1997, an increase of $455,000, or 33.7%, compared to $1,352,000 for the nine months ended September 30, 1996. The increase resulted primarily from additional expenses incurred in development of the Company's new products. As a percentage of revenues, research and engineering expenses were 7.5% for the nine months ended September 30, 1997, compared to 8.6% for the nine months ended September 30, 1996. The Company intends to hire additional research and engineering personnel to the extent reasonably permitted by any increased revenues.

    SELLING, GENERAL AND ADMINISTRATION EXPENSES. Selling, general and administrative expenses were $5,349,000 for the nine months ended September 30, 1997, an increase of $1,669,000, or 45.4%, compared to $3,680,000 for the nine months ended September 30, 1996. The increase was primarily due to higher amounts of selling expenses associated with higher revenues, increases in other merchandising and marketing expenses, and the funding of the Company's further expansion into Europe. As a percentage of revenues, selling, general and administrative expenses decreased to 22.4% for the nine months ended September 30, 1997, compared to 23.3% for the nine months ended September 30, 1996.

    INTEREST INCOME. Interest income of $284,000 and $324,000 for the nine-month periods ended September 30, 1997 and 1996, respectively, was derived from the investment of the cash balances of the Company.

    INCOME TAXES. The provision for income taxes for the nine-month period ended September 30, 1997, reflects an effective tax rate of 35.2%. This compares to a tax rate of 36.0% for the nine-month period ended September 30, 1996. The effective tax rate was lower in the quarter ended September 30, 1997 as a result of a one-time state tax credit in 1997.

COMPARISON OF YEARS ENDED DECEMBER 31, 1996 AND 1995

    REVENUES. Revenues for 1996 were $30,821,000, an increase of $11,406,000, or 58.7%, compared to $19,415,000 for 1995. Revenues increased primarily due to significantly increased sales of the Company's existing products in Europe, higher sales in the United States and the introduction of new products.

    GROSS PROFIT. Gross profit for 1996 was $11,229,000, an increase of $3,629,000, or 47.8%, compared to $7,600,000 for 1995. As a percentage of revenues, the gross profit margin percentage was 36.4% for 1996, compared to 39.1% for 1995. The gross profit margin percentage declined primarily because the Company's more recent product offerings generally have a lower gross margin percentage than the Company's other products, and the Company incurred higher than normal amounts of air freight in expediting delivery of certain products to meet additional, unanticipated fourth quarter demand.

    RESEARCH AND ENGINEERING EXPENSES. Research and engineering expenses were $2,105,000 for 1996, an increase of $260,000, or 14.1%, compared to $1,845,000 in 1995. The increase resulted primarily from additional expenses incurred in development of the Company's new products. As a percentage of revenues, research and engineering expenses decreased to 6.8% in 1996, compared to 9.5% in 1995.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses were $5,961,000 for 1996, an increase of $1,850,000, or 45.0%, compared to $4,111,000 for 1995. The increase resulted primarily from higher sales and marketing expenses. Sales and marketing expenses increased due to higher amounts of selling expenses associated with greater revenues, and increases in other merchandising and marketing expenses. As a percentage of revenues, selling, general and administrative expenses decreased to 19.3% of revenues in 1996, compared to 21.1% in 1995.

    INTEREST INCOME. Interest income of $466,000 for 1996 and $404,000 for 1995 was derived from the investment of the cash balances of the Company.

    INCOME TAXES. The provision for income taxes for 1996 reflects an effective tax rate of 37.8%. This compares to a pro forma tax rate of 33.5% for 1995. The increase in the effective tax rate was due primarily to a higher effective state tax rate for the Company in 1996 which resulted from a one-time state tax credit in 1995. See Notes 2 and 12 of Notes to Consolidated Financial Statements.

COMPARISON OF YEARS ENDED DECEMBER 31, 1995 AND 1994

    REVENUES. Revenues for 1995 were $19,415,000, an increase of $5,833,000, or 42.9%, compared to $13,582,000 in 1994. Revenues increased primarily due to greater retail sales of the Company's existing products and the introduction of new products.

    GROSS PROFIT. Gross profit for 1995 was $7,600,000, an increase of $2,025,000, or 36.3%, compared to $5,575,000 in 1994. As a percentage of revenues, gross profit was 39.1% in 1995, and 41.0% for 1994. The gross profit margin percentage declined primarily because the Company's later product offerings, which comprise an increasing percentage of total revenues, generally had a lower gross margin percentage than the Company's earlier products.

    RESEARCH AND ENGINEERING EXPENSES. Research and engineering expenses for 1995 were $1,845,000, an increase of $730,000, or 65.5%, compared to $1,115,000 in 1994. The increase resulted primarily from additional expenses incurred in developing new products and enhancements to existing products as well as the hiring of additional personnel. Research and engineering expenses were 9.5 % of revenues in 1995, compared to 8.2 % in 1994.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for 1995 were $4,111,000, an increase of $1,422,000, or 52.9%, compared to $2,689,000 in 1994. As a percentage of revenues, selling, general and administrative expenses were 21.1% in 1995, compared to 19.8% in 1995. For 1995, selling, general and administrative expenses increased primarily due to additional advertising and merchandising programs with certain major retail customers. The Company also increased its marketing and sales personnel, in order to support the Company's growth, and its reliance on commission-based independent sales representatives. Additionally, certain selling, general and administrative expenses increased for 1995 as a result of becoming a public company.

    INTEREST INCOME. Interest income for 1995 was derived from the investment of the remaining proceeds of the public offering which closed March 3, 1995.

    INCOME TAXES. The pro forma provision for income taxes for 1995 reflects an effective tax rate of 33.5%. This compares to a pro forma tax rate of 35.7% for 1994. The decrease resulted from a reduction in the state income tax rate applicable to the Company due to a one-time state tax credit. See Notes 2 and 12 of Notes to Consolidated Financial Statements.

QUARTERLY OPERATING RESULTS; SEASONALITY

    The following table sets forth selected consolidated unaudited quarterly financial data for the most recent seven quarters. The quarterly consolidated financial data was derived from unaudited interim financial statements for those periods prepared on the same basis as the audited financial statements and, in the opinion of management of the Company, include all adjustments necessary (consisting only of normal recurring adjustments) for a fair presentation of such financial data. Results of any one or more quarters are not necessarily indicative of results for an entire year or of results to be expected for any future period. See "Risk Factors."

                                                                          THREE MONTHS ENDED
                                          -----------------------------------------------------------------------------------
                                           MAR. 31,     JUNE 30,    SEPT. 30,  DEC. 31,    MAR. 31,     JUNE 30,    SEPT. 30,
                                             1996         1996        1996       1996        1997         1997        1997
                                          -----------  -----------  ---------  ---------  -----------  -----------  ---------
Revenues................................   $   4,564    $   4,250   $   6,931  $  15,076   $   6,272    $   7,149   $  10,509
Cost of goods sold......................       2,970        2,615       4,142      9,865       3,786        4,480       6,548
                                          -----------  -----------  ---------  ---------  -----------  -----------  ---------
  Gross profit..........................       1,594        1,635       2,789      5,211       2,486        2,669       3,961
Operating expenses......................       1,538        1,564       1,930      3,034       2,108        2,244       2,804
                                          -----------  -----------  ---------  ---------  -----------  -----------  ---------
Income from operations..................          56           71         859      2,177         378          425       1,157
Interest income.........................         106          107         111        142          80           99         105
                                          -----------  -----------  ---------  ---------  -----------  -----------  ---------
Income before income taxes..............         162          178         970      2,319         458          524       1,262
Provision for income taxes..............          61           67         344        898         169          195         426
                                          -----------  -----------  ---------  ---------  -----------  -----------  ---------
Net income..............................   $     101    $     111   $     626  $   1,421   $     289    $     329   $     836
                                          -----------  -----------  ---------  ---------  -----------  -----------  ---------
                                          -----------  -----------  ---------  ---------  -----------  -----------  ---------
Net income per share....................   $    0.02    $    0.02   $    0.14  $    0.30   $    0.06    $    0.07   $    0.17
                                          -----------  -----------  ---------  ---------  -----------  -----------  ---------
                                          -----------  -----------  ---------  ---------  -----------  -----------  ---------
Weighted average shares outstanding.....       4,545        4,555       4,589      4,698       4,727        4,762       4,807
                                          -----------  -----------  ---------  ---------  -----------  -----------  ---------
                                          -----------  -----------  ---------  ---------  -----------  -----------  ---------

AS A PERCENTAGE OF REVENUES:

                                                                    THREE MONTHS ENDED
                                        ---------------------------------------------------------------------------
                                        MAR. 31,   JUNE 30,   SEPT. 30,  DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,
                                          1996       1996       1996       1996       1997       1997       1997
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Revenues                                   100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of goods sold                           65.1       61.5       59.8       65.4       60.4       62.7       62.3
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit                               34.9       38.5       40.2       34.6       39.6       37.3       37.7
Operating expenses                           33.7       36.8       27.8       20.1       33.6       31.4       26.7
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income from operations                        1.2        1.7       12.4       14.5        6.0        5.9       11.0
Interest income                               2.3        2.5        1.6        0.9        1.3        1.4        1.0
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes                    3.5        4.2       14.0       15.4        7.3        7.3       12.0
Provision for income taxes                    1.3        1.6        5.0        6.0        2.7        2.7        4.0
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income                                   2.2%       2.6%       9.0%       9.4%       4.6%       4.6%       8.0%
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------

    The Company may experience significant fluctuations in future operating results as a result of a number of factors, including, among others, seasonality in product sales, the size or timing of customer orders, delays in product enhancements and new product introductions by the Company, quality control difficulties, market acceptance of new products, product returns, customer order deferrals in anticipation of new products or enhancements, reduction in demand for existing products as a result of new product introductions by the Company or others, and general economic conditions. Any of these factors could cause quarterly or other periodic results to vary significantly from prior periods. The Company's customers generally order on an as-needed basis, and the Company typically does not have a significant order backlog at the beginning of each quarter. Because quarterly revenues are dependent largely on the volume and timing of orders received during such quarter, which may be difficult to forecast, and the Company's operating expenses are based in part on its estimate of future revenues, the Company may be unable to adjust its spending in a timely manner to compensate for a shortfall in revenues.

    The Company's business is seasonal, reflecting traditional retail seasonality patterns. Such seasonality may be difficult to discern during any periods of rapid revenue growth; however, the Company believes that sales of its products will, in general, track sales in the retail PC entertainment industry in general, which are significantly higher in the fourth calendar quarter of each year than in the preceding three quarters. Accordingly, management believes that seasonality will likely contribute to fluctuations in the Company's quarterly results from year to year.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has financed its activities to date with a combination of cash flow from operations, borrowed funds and proceeds from the sale of equity securities.

    The Company has a line of credit pursuant to which it may borrow up to the lesser of $1.0 million or 75% of eligible receivables. Borrowings are payable on demand and bear interest at a fluctuating rate equal to the prime rate (8.5% at November 1, 1997) or a rate based on LIBOR. The Company's bank has increased the line of credit to $5.0 million through January 31, 1998 to meet the Company's seasonal working capital needs during the fourth quarter of 1997. The line of credit is scheduled for review in July 1998 and is secured by substantially all the Company's assets. The line of credit requires the Company to maintain certain working capital and debt-to-equity ratios. At November 1, 1997 there were no borrowings outstanding under the facility and the Company was in compliance with all loan covenants. The Company expects to borrow approximately $4.0 million under the line of credit by the end of 1997. Any outstanding amounts will be repaid with the proceeds of this offering.

    Net cash provided by operating activities was $106,000 for the nine months ended September 30, 1997, resulting primarily from net income of $1,454,000, an increase in inventories of $1,740,000, and depreciation of $403,000. Cash used in operations was $941,000 in 1996. Cash provided from operations was $59,000 in 1995 and $1,235,000 in 1994. For the year ended December 31, 1996, increases in accounts receivable of $6,923,000, inventories of $1,034,000, payables and accruals of $3,857,000, and a decrease in prepaids and other assets of $286,000 were the primary components of changes in working capital. For the year ended December 31, 1995, increases in accounts receivable of $784,000, inventories of $1,572,000, payables and accruals of $325,000, and a decrease in prepaids and other assets of $346,000 were the primary components of changes in working capital. For the year ended December 31, 1994, increases in accounts receivable of $507,000, inventories of $52,000, and prepaids and other assets of $66,000, and a decrease in accounts payable and accruals of $109,000 were the primary components of changes in working capital.

    At September 30, 1997, the Company had cash and cash equivalents of $5,376,000 and working capital of $15,642,000.

    Capital expenditures for the nine months ended September 30, 1997 and for the years ended December 31, 1996, 1995 and 1994 were $1,200,000, $789,000,
$753,000 and $493,000, respectively. Capital expenditures for the nine months ended September 30, 1997 and for the year ended December 31, 1996 were primarily for new product tooling, manufacturing equipment and computer equipment.

    The Company does not intend to pay cash dividends to the holders of Common Stock and intends to retain future earnings to finance the expansion and development of its business.

    Although no current understandings or negotiations exist with respect thereto, the Company may in the future enter into joint ventures or make acquisitions in connection with the development and marketing of its products, and may require additional funds in connection therewith, depending upon the circumstances.

    The Company is reviewing its computer systems in order to evaluate necessary modifications for the year 2000. The Company does not anticipate that it will incur material expenditures to complete any such modifications.

    The Company believes that available funds and expected cash flow to be generated from operations, together with the proceeds from this offering and any borrowings under its line of credit will be adequate to meet the Company's anticipated cash needs through the end of 1998. If the cash flow from such sources is insufficient, if the Company makes acquisitions or enters into joint ventures, or if working capital requirements are greater than anticipated, the Company could be required to raise additional funds. If the Company has insufficient funds for its needs, the Company may not be able to raise additional funds on favorable terms, if at all, or may not be able to do so on a timely basis.

                                    BUSINESS

GENERAL

    ThrustMaster designs, develops, manufactures and markets a diversified line of innovative and technologically advanced game controllers for the home personal computer market. The Company has established ThrustMaster as a brand name recognized for quality, value, durability and ease of use. ThrustMaster products appeal to a wide variety of PC users, from occasional game players to avid enthusiasts. The Company's product offerings include racing wheels, joysticks, gamepads and flight simulation controllers. All ThrustMaster products are designed to enhance the user's enjoyment of the PC entertainment experience. From 1992 to 1996, the Company's annual revenue increased from $2.1 million to $30.8 million and annual net income increased from $0.4 million to $2.3 million. For the nine months ended September 30, 1997 compared to the nine months ended September 30, 1996, revenues increased 52% to $23.9 million and net income increased 74% to $1.5 million.

    The Company's products are principally sold through retail outlets that purchase the products either directly from the Company or through third-party distributors. ThrustMaster products are available in over 5,000 retail outlets in North America and Europe, including Babbage's, Etc.; Best Buy Co., Inc.; Circuit City Stores, Inc.; CompUSA; Computer City Supercenter; The Electronic Boutique, Inc. and Sam's Club. ThrustMaster products are currently distributed in over 50 countries through international distributors and through the Company's own direct sales efforts in the United States, United Kingdom and Germany.

    The Company believes that its emphasis on innovation and product development has allowed it to develop relationships with many leading publishers of entertainment software titles. Through these relationships, the Company obtains favorable pricing on popular entertainment software titles to be included in special bundles sold into retail outlets. The Company has established "bundling" and cooperative marketing relationships with leading entertainment software publishers, including: Electronic Arts Inc., Activision, Inc., Sierra On-Line, Inc., GT Interactive Software Corp. and Virgin Interactive Entertainment, Inc. The Company also utilizes recognized brand names, such as NASCAR, TOP GUN and NASA, to differentiate its products and enhance consumer appeal.

INDUSTRY BACKGROUND

    Over the last several years significant technological advances in home PCs, such as improvements in processor speeds and graphical capabilities, have enabled software developers to create increasingly sophisticated entertainment programs with real-time interaction that offer greater realism and excitement. Today's PCs generally include hardware enhancements such as CD-ROM, 3-D graphics accelerators and high-definition sound capabilities. As high-performance PCs have become more affordable, the installed base of home PCs has steadily increased, and as a result, the home PC has become a viable entertainment platform. According to a study by COMPUTER RETAIL WEEK, 77% of home PCs are used to play computer games. Industry analysts expect significant growth in sales of both home PCs and entertainment software titles. The Company believes that sales of game controllers are directly correlated with sales of home PCs and home entertainment software titles.

    According to IDC/Link, an industry research firm, the installed base of home PCs in the United States will reach 50 million units by the end of 1997, and will further increase to 70 million units by 2001. Shipments of new home PCs are projected to increase from 10.4 million units in 1996 to 18.7 million units in 2001, representing a five-year compound annual growth rate of approximately 12%, as illustrated below.

                                    [LOGO]

    The home PC entertainment software industry is also expected to continue its strong growth trends. Sales of entertainment software titles in the United States are projected to increase to more than $2.0 billion in 1997, a 23.1% increase from 1996, and will exceed $3.5 billion by 2001. Unit shipments of software titles are projected to grow from 48 million in 1996 to over 126 million in 2001, at a compound annual growth rate of approximately 21%, as illustrated below.

                                    [LOGO]

BUSINESS STRATEGY

    The Company's objective is to be a leading provider of controllers to the interactive electronic entertainment industry. In order to achieve this objective, the Company's business strategy is to:

    - MARKET HIGH QUALITY CONTROLLERS THAT PROVIDE HIGH QUALITY, VALUE AND DURABILITY. The Company offers products that enhance the PC entertainment experience. These products are designed to be easy to install, intuitive to use, ergonomically comfortable and aesthetically pleasing. ThrustMaster products are competitively priced and built for intense and prolonged use.

    - LEVERAGE POPULAR GAME TITLES AND BRANDS TO INCREASE PRODUCT DEMAND. The Company establishes cooperative working relationships with leading software publishers. These relationships create demand for the Company's products through cross promotions and the bundling of value-added game software. The Company also utilizes recognized brand names such as NASCAR, TOP GUN and NASA to differentiate its products in the retail channel and enhance consumer appeal.

    - FOSTER STRATEGIC RELATIONSHIPS WITH HARDWARE MANUFACTURERS. The Company works closely with hardware manufacturers to gain early access to technology to improve its products and competitive position. These relationships also help the Company to create retail, VAR and OEM opportunities.

    - DEVELOP AND INTRODUCE INNOVATIVE PRODUCTS. In order to maintain its position as an industry leader, the Company invests in an aggressive product development program. The Company's research and engineering group focuses on incorporating emerging technologies and reusable solutions into its products.

    - PURSUE STRATEGIC ACQUISITIONS OF COMPLEMENTARY PRODUCTS OR BUSINESSES. The Company regularly assesses, and will continue to assess, strategic acquisition opportunities that will (i) provide the Company with expertise in new technologies; (ii) expand the Company's brands, products and product lines; and (iii) leverage the Company's manufacturing operations and distribution channels.

PRODUCTS

    The Company's current product offerings include racing wheels, joysticks, gamepads and flight simulation controllers. The Company closely monitors trends and consumer preferences in the PC entertainment software market. The Company has responded by providing a broad line of competitively priced products at various price points. The Company has positioned ThrustMaster as a brand name recognized for quality, value, durability and ease of use.

                             [PICTURES OF PRODUCTS]

    RACING WHEELS.

    The Company's introduction in 1994 of its Formula T1 driving control, consisting of a racing wheel, console, and brake and accelerator pedals, helped create the racing wheel PC entertainment market. The Company later introduced the Formula T2 (suggested retail price of $99.95) and the Grand Prix 1 Racing Wheel (suggested retail price of $59.95). The Company currently dominates the racing wheel market. As software developers continue to introduce new software titles devoted to racing, driving and touring, the Company continues to pursue new opportunities in this market segment.

    After signing a licensing agreement with NASCAR, the foremost sanctioning body of stock car racing in North America, the Company introduced the NASCAR Pro Racing Wheel (suggested retail price of $139.95) in mid-1997. NASCAR racing is currently one of the fastest growing spectator sports in the United States, attracting 10.5 million visitors and 150 million television viewers each year, according to NASCAR. In Europe, a version of this product is marketed as the Formula 1 Racing Wheel. The Company holds a license from Formula One Administration Limited, a leader in European motor sports, to use the "Formula 1" name and logo for its racing wheels.

                             [PICTURES OF PRODUCTS]

    JOYSTICKS.

    The Company offers a line of joysticks priced to appeal to different consumers in the PC entertainment market. The Company's joysticks offer a rich set of features that enhance the combat experience found in today's action and adventure games. These products include the TOP GUN joystick (suggested retail price of $39.95), the X-Fighter joystick (suggested retail price of $44.95), which offers a larger size and a heavier base, and the Millennium 3D Inceptor (suggested retail price of $69.95), introduced during the third quarter of 1997. The Millennium 3D Inceptor is modeled after the hand controller found in the NASA Space Shuttle. This unique product provides a complete 3D game control system, with throttle, programmable buttons and three axes of movement.

                             [PICTURES OF PRODUCTS]

    GAMEPADS.

    In October 1997, the Company began shipping the RAGE 3D gamepad (suggested retail price of $39.95) to address demand created by the popularity of action and multi-player PC software titles. The RAGE 3D gamepad combines ergonomic design, sophisticated technology and a variety of programmable buttons and triggers to offer users maximum control in action, adventure and sports PC games. The Company believes that the gamepad market presents significant growth opportunities.

                             [PICTURES OF PRODUCTS]

    FLIGHT SIMULATION CONTROLLERS.

    The Company manufacturers a broad line of award-winning flight products designed to simulate the equipment found in high-performance aircraft, including flight sticks, throttle controls and rudder pedals. These products, the Company's initial offerings, established the ThrustMaster name for realism and quality and offer flight simulation enthusiasts a realistic PC interactive flight control system. Although these products historically have been sold separately in the high-end market, the Company is in the process of introducing a complete, lower-priced flight system targeted to reach the mass market.

PRODUCT DEVELOPMENT

    The Company currently employs 24 full-time engineers, and supplements its product development capabilities by contracting with a leading industrial design firm. The Company devotes significant resources to product enhancements and new product development. During 1994, 1995, 1996 and the nine months ended September 30, 1997, the Company's research and engineering expenses were $1,115,000, $1,845,000, $2,105,000 and $1,807,000, respectively.

    In 1997, the Company began shipping products incorporating its proprietary "DirectConnect" technology. This technology broadens communications bandwidth and enables multi-player use without degradation of performance. In addition, the Company's Windows 95 software interface simplifies the connection and configuration of controllers, creating a more intuitive environment.

    During 1997, PC manufacturers began shipping computers equipped with the Universal Serial Bus ("USB") technology, a "plug-and-play" capability. USB provides over 10 times the throughput of a standard serial port. The 1998 update of Microsoft's Windows operating system is expected to provide general access to the benefits of USB technology. ThrustMaster initially began shipping USB-enabled controllers to hardware developers in 1996 and shipped a small volume of such controllers to its OEM customers in 1997.

    The Company is also exploring the use of wireless technologies for use with its controllers. ThrustMaster, in joint development with Philips, has been actively developing the protocol necessary to permit the simultaneous wireless use of multiple devices with a PC.

    ThrustMaster plans to incorporate force-feedback technology in its future products. Force-feedback technology combines software and hardware elements to create a greater sense of realism during game play. For example, a steering wheel could become less reactive when a player's car drives over ice, or vibrate when crossing rough terrain. The Company believes that this technology will significantly enhance the PC gaming experience.

MANUFACTURING

    Over the past three years, ThrustMaster has moved virtually all manufacturing operations off-shore on a contract basis in an effort to obtain manufacturing cost efficiencies and has continued to gain experience and confidence in off-shore manufacturing. For the nine months ended September 30, 1997, approximately 90% of the Company's products were manufactured through a single vendor utilizing factories located in Taiwan and the Guangdong province of China. Manufacturing by such vendor at one factory accounted for more than half of the Company's production. The Company plans to continue to manufacture its products off-shore and plans to expand its relationships with other manufacturers. The Company actively seeks to control the quality of its products manufactured off-shore and has dedicated resources to manage off-shore traffic, technology transfers and communications. The Company believes that the manufacturing resources available to it are adequate to meet current and foreseeable demand for its products. See "Risk Factors--Offshore Manufacturing; Dependence on Manufacturing Contractors."

SALES, DISTRIBUTION AND MARKETING

    The Company's products are principally sold directly through retail outlets that purchase the products directly from the Company or through third-party distributors. Thrustmaster products are available in over 5,000 retail outlets in North America and Europe. Major customers in North America include:

Babbage's Etc.                     Costco Wholesale
Best Buy Co., Inc.                 Electronic Boutique, Inc.
Circuit City Stores, Inc.          Future Shop, Inc.
CompUSA                            Sam's Club
Computer City Supercenter

    ThrustMaster products are distributed in over 50 countries through international distributors of computer and consumer electronic products. The Company maintains its European office in the United Kingdom. The European operation is directed by a general manager who oversees marketing, customer support, sales, warehousing and distribution.

    In addition to retail outlets, the Company has recently begun to actively pursue business through OEM arrangements. The Company has sold its products on an OEM basis to Compaq Computer Corp., NEC, Micron Electronics, Inc. and Sierra On-Line, Inc. Although OEM sales currently account for a relatively minor portion of the Company's revenues, management believes that these sales will account for an increasing percentage of its revenues in the future.

    Working with leading software publishers, such as Electronic Arts, Inc., Activision, Inc., Sierra On-Line, Inc., GT Interactive Software Corp. and Virgin Interactive Entertainment, Inc., the Company often bundles its game controllers with popular software titles. These bundling arrangements enable the Company to deliver increased value to consumers and to differentiate its products from competing products. The Company offers a variety of bundled game controller packages which allow for differentiation among retailers that carry the Company's products. The Company also utilizes recognized brand names, such as NASCAR, TOP GUN and NASA, to enhance consumer appeal.

    The Company anticipates that a significant portion of its revenues will continue to be derived from a limited number of key customers. For the nine months ended September 1997, Sam's Club and Best Buy Co., Inc. accounted for an aggregate of approximately 28% of the Company's revenue. See "Risk Factors-- Customer Concentration."

CUSTOMER SERVICE

    Management believes that its commitment to provide high-quality customer service is a key factor in its success and has increased the brand loyalty of its customers. The Company provides free technical support to the end users of its products by telephone, the Internet and through bulletin boards on many of the major computer on-line network services. The Company uses customer feedback as a source of ideas for product improvements and enhancements. ThrustMaster products are covered by a one-year warranty against defects.

COMPETITION

    The markets in which the Company participates are highly competitive, and the Company expects that it will face increased competition in the future. The Company's principal competitors include Microsoft Corporation, Advanced Gravis Computer Technology Ltd., CH Products, Logitech International S.A. and InterAct Accessories, many of which have substantially greater financial, technical and marketing resources than the Company.

    The Company believes that the principal competitive factors in the market for PC game controllers include price, quality, product features, ease of use, durability, reputation and compatibility with computer games. Increased competition has in the past created, and may in the future create, margin pressures. The Company believes that its future growth will depend principally on its ability to develop and introduce competitively priced new products with features that are attractive to PC games users. See "Risk Factors-- Risks of Competition."

INTELLECTUAL PROPERTY

    The Company regards certain aspects of its products as proprietary and relies on a combination of copyright and trademark laws, patents, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company holds utility patents and design patents and has filed additional patent applications covering certain aspects of the Company's proprietary technology. The issued patents, expire during the period from October 2006 to September 2015. There can be no assurance that any patent applications will result in issued patents, or that any patents now or hereafter issued will not be challenged, invalidated or circumvented by others. There can be no assurance that these patents will not be found to be invalid, or non-infringed in judicial or administrative proceedings, should a dispute arise. Although the Company believes that its products, processes and trademarks do not infringe on the rights of others, third parties may assert infringement or other related claims against the Company in the future. Any infringement claim or related litigation against the Company, or any challenge to the validity of the Company's own intellectual property rights, and the expense and effort of defending the same, could materially and adversely affect the Company's business, financial conditions and results of operations. See "Risk Factors--Potential Inability to Protect Intellectual Property Rights."

    The Company believes that obtaining patent protection may provide some benefits to the Company, but that product development and marketing capabilities are of greater importance to the Company's business than patent protection. The Company does not believe that its business is dependent on obtaining patent protection or successfully defending any patents that may be obtained against infringement by others.

    The continuing development of the Company's technology is dependent, in part, on the knowledge and skills of its employees. To protect its rights to its proprietary information, the Company requires key employees, consultants and collaborators to enter into confidentiality agreements which prohibit the disclosure of confidential information to persons unaffiliated with the Company. These agreements may not provide meaningful protection for the Company's technology or other confidential information in the event of any unauthorized use, misappropriation or disclosure.

    The Company has obtained several trademark registrations, including "ThrustMaster," "Thrustware," "X-Fighter," "FLCS" and "FORMULA T1." Trademark applications are pending in the United States with respect to other trade names used by the Company, however, such applications may not result in trademark registrations.

GOVERNMENT REGULATION

    The Federal Communications Commission (the "FCC") regulates the emission of radio frequency energy by various devices, including computers and computer peripherals, under Part 15 of its rules promulgated pursuant to the Federal Communications Act of 1934, as amended. Certain of the Company's products emit radio frequency energy and are subject to authorization and assignment of an identifier by the FCC prior to the sale of the devices. Government agencies in certain foreign countries have also established rules which regulate the electronic emissions of the Company's products. The Company believes that it has complied with the requirements of the FCC and foreign governmental regulations in countries where its products are sold in respect of its current products and has instituted procedures to monitor compliance with respect to future products.

EMPLOYEES

    As of November 1, 1997, the Company had a total of 115 full-time employees. At times the Company supplements its workforce with temporary contract workers. None of the Company's employees are represented by a labor union. The Company has not experienced any work stoppages and considers its relations with its employees to be good.

FACILITIES

    The Company is headquartered in Hillsboro, Oregon, in approximately 60,000 square feet of leased space under two leases expiring in September 2003. The Company's sales and distribution facility in Surrey, England, occupies approximately 16,000 square feet of space under a lease expiring in September 2007. The Company believes that these facilities are adequate for its immediately foreseeable needs and that suitable additional or alternative space will be available on commercially reasonable terms if needed.

LEGAL PROCEEDINGS

    From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not currently a party to, nor is it aware of, any legal proceeding or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company or on its financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    Information with respect to the Company's executive officers and directors is set forth below.

NAME                                                       AGE                            POSITION
-----------------------------------------------------  -----------  -----------------------------------------------------

Stephen A. Aanderud(1)...............................      48       President, Chief Executive Officer and
                                                                    Director

David K. Bergeson....................................      38       Vice President, Sales

Frank M. Bouton......................................      53       Vice President, New Technologies

G. Edward Brightman..................................      40       Vice President, Operations

Kent E. Koski........................................      53       Vice President, Finance and
                                                                    Administration, Chief Financial Officer
                                                                    and Secretary

Robert D. Martin.....................................      59       Vice President, Development

Ronald J. Resnick....................................      49       Vice President, Marketing

C. Norman Winningstad(1).............................      72       Chairman of the Board

Robert L. Carter(2)..................................      55       Director

Graham E. Dorland(3).................................      55       Director

General Merrill A. McPeak(1).........................      61       Director

G. Gerald Pratt(2)...................................      69       Director

Milton R. Smith(2)...................................      62       Director

Frederick M. Stevens(3)..............................      61       Director

------------------------

(1) Term on Board expires in 1999.

(2) Term on Board expires in 1998.

(3) Term on Board expires in 2000.

    STEPHEN A. AANDERUD became a member of the Board of Directors in August 1994. He has been employed by the Company since January 1993, serving as President and Chief Executive Officer since May 1994 and as Vice President of Finance and Administration prior to that time. From October 1991 to December 1992, he was the Director of Finance of Cray Research Superservers, Inc., a wholly-owned subsidiary of Cray Research. He is a Certified Public Accountant and received a B.S. degree in business from Portland State University.

    DAVID K. BERGESON has been employed by the Company since May of 1997 as Vice President, Sales. Prior to joining the Company, he was National Sales Manager at Creative Labs from August 1995 to April 1997. Mr. Bergeson has held senior sales positions in the retail computer industry over the past 12 years. Mr. Bergeson started in the computer industry with Epson America. He later joined NEC Technologies as a Regional Director from October 1989 through October 1991. Mr. Bergeson co-founded Personal Computer Solutions in 1991, where he served as Vice President of Sales and Marketing until June 1994.

    FRANK M. BOUTON joined the Company in June 1992, having previously consulted with Robert L. Carter on the development of the Company's original products. He has been Vice President, New Technologies, since January 1996. From October 1992 to January 1996, he was Vice President, Engineering. From

January 1987 to June 1992, Mr. Bouton was the president and owner of THECO Logic, Inc., a designer and manufacturer of hardware and software products for the medical field.

    G. EDWARD BRIGHTMAN has been employed by the Company since August 1992 and became Vice President, Operations, in October 1992. He has 14 years of experience in manufacturing and operation management. From October 1983 to August 1992, Mr. Brightman worked for Toyota Motor Sales, Toyota Motor Manufacturing and Vehicle Processors Inc. in management positions at several assembly plants and import facilities.

    KENT E. KOSKI has been employed by the Company since May 1995 as Vice President, Finance and Administration, Chief Financial Officer, and Secretary. For the five years prior to joining the Company, he was the Vice President of Finance for Avia Group International, Inc., an athletic footwear and apparel design and distribution company. Mr. Koski is a Certified Public Accountant and received B.S. and M.B.A. degrees from the University of Utah.

    ROBERT D. MARTIN has been employed by the Company since November 1994 and became Vice President, Strategic Planning, in January 1996, and Vice President, Development, in May 1997. Immediately prior to joining the Company he was a private consultant and in that capacity assisted the Company with the procurement of government contracts. Mr. Martin was a regional and line of business manager for National System & Research Company from May 1990 until December 1992. He has over 20 years of experience in senior management with medical electronics, systems integration and software development companies.

    RONALD J. RESNICK has been employed by the Company since May 1996 as Vice President, Marketing. Prior to joining the Company, he was a marketing consultant from August 1995 until April 1996. From April 1994 through July 1995, Mr. Resnick was the Vice President and Publisher at Infotainment World, Inc., a book and magazine publishing company. He was Vice President, Business Development at Prima Publishing, a book publishing company, from March 1992 until March 1994, and Product Marketing Manager at Software Toolworks, Inc., an entertainment software publishing company, from July 1990 to December 1991. Mr. Resnick has a B.S. degree in electrical engineering from Rutgers University.

    C. NORMAN WINNINGSTAD has served as Chairman of the Board since February 1994. He has served as a director of the Company since its inception. From 1970 to October 1991, Mr. Winningstad held at various times the positions of Chairman of the Board, Vice-Chairman, President and Chief Executive Officer of Floating Point Systems, Inc., a manufacturer of scientific computers. Mr. Winningstad has a B.S. in Electrical Engineering from the University of California at Berkeley, an M.B.A. degree from Portland State University, and an Honorary Doctorate of Law degree from Pacific University.

    ROBERT L. CARTER has been a director of the Company since 1990, and is a former Chairman, President and Chief Executive Officer of the Company. Mr. Carter was the Company's first full-time employee and played a key role in the early design and development of certain ThrustMaster products. He has been the President and Chief Executive Officer of Military Simulations, Inc., a publisher of entertainment software, since December, 1993. He received a B.S.M.E. degree from the University of Missouri.

    GRAHAM E. DORLAND became a member of the Board of Directors in November 1993. Mr. Dorland is President of Dorland and Associates, a consulting group, and President and Chief Executive Officer of Nautamatic Marine Systems, Inc., a manufacturer of marine autopilots located in Newport, Oregon. From June 1993 to January 1995, he was Managing Partner of Snobird Aircraft Partners, a developer of experimental aircraft. From May 1982 to December 1992, Mr. Dorland was Chairman and President of ABX Air Inc., the wholly-owned airline subsidiary of Airborne Freight Corporation, doing business as Airborne Express.

    GENERAL MERRILL A. MCPEAK became a member of the Board of Directors in March 1996. He has been the President of McPeak and Associates, an international aerospace consulting firm, since January 1995. General McPeak spent 37 years in the United States Air Force, rising to become Chief of Staff from

October 1990 to October 1994, when he retired. He also is a member of the Boards of Directors of Tektronix, Inc., Praegitzer Industries, Inc., TWA, Inc. and ECC International Corp., where he serves as Chairman of the Board. He holds a B.A. degree in economics from San Diego State University and an M.S. degree in international relations from George Washington University.

    G. GERALD PRATT has been a director of the Company since its inception. Since 1980, Mr. Pratt has been a private venture capitalist. Mr. Pratt has been a trustee of the Meyer Memorial Trust, a charitable trust, since 1978.

    MILTON R. SMITH has been a director of the Company since its inception. Mr. Smith served as the Company's President from October 1992 until May 1994 and as the Company's Secretary from July 1990 until April 1993 and again from December 1994 until May 1995. Since April 1997, Mr. Smith has been a member of the Board of Directors of Integrated Measurement Systems, Inc., a manufacturer of high performance engineering test stations. Mr. Smith was the President and Chief Executive Officer of Zeelan Technology, Inc., a software engineering company, from October 1994 until April 1995. Since May 1995, Mr. Smith has been a private venture capitalist. He recently completed terms as a member of the national Board of Directors and as Chairman of the Oregon Council of the American Electronics Association. He received a B.S. degree in physics from Portland State University, an M.S.E.E. degree from Oregon State University, and a J.D. degree from Lewis and Clark College.

    FREDERICK M. STEVENS became a member of the Board of Directors in December 1993. From April 1988 until his retirement in January 1991, Mr. Stevens was the Chairman of the Board and Chief Executive Officer of Fred Meyer, Inc., a regional retailer in the Northwest.

    There are no arrangements or understandings pursuant to which any person has been elected as a director or appointed as an executive officer of the Company. The Company has no employment contracts with any of its executive officers.

NUMBER, TERM AND ELECTION OF DIRECTORS

    The Company's Amended and Restated Bylaws currently provide for a Board of Directors consisting of eight directors. The Board is divided into three classes. At each annual meeting of the Company's shareholders, directors are elected to succeed the directors in the class whose terms are then expiring. Directors hold office until the third annual shareholders meeting after their election and until their successors are elected and qualified. Officers are appointed by the Board of Directors and serve at its discretion.

BOARD COMMITTEES

    The Board of Directors has two standing committees, an Audit Committee and a Compensation Committee. The Audit Committee, which currently consists of Messrs. Dorland, Pratt and Smith, meets with the Company's Chief Executive Officer, Chief Financial Officer and the Company's independent public accountants to review the scope and findings of the annual audit.

    The Compensation Committee currently consists of Messrs. Carter, McPeak, Stevens and Winningstad. The Compensation Committee considers and acts upon management's recommendations to the Board of Directors regarding salaries, bonuses, stock options and other forms of compensation for the Company's executive officers. The Committee makes recommendations to the Board of Directors. Executive officers who are also directors of the Company do not participate in decisions affecting their own compensation.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Mr. Carter, a member of the Compensation Committee, is a former Chairman, President and Chief Executive Officer of the Company. From December 1993 until February 1996, the Company made certain payments pursuant to a consulting agreement with BOCAR, Inc., a company of which Mr. Carter is the President and its sole shareholder. See "Certain Transactions."

DIRECTOR COMPENSATION

    Each non-employee director receives an annual fee of $3,000 and $250 for each Board meeting and committee meeting attended, unless the committee meeting is held on the same day as the Board meeting. Non-employee directors are also eligible to receive stock options under the Directors' Nonqualified Stock Option Plan. Upon becoming a director, each non-employee director received options to purchase 16,480 shares of Common Stock under such plan. In 1996 and 1997, each non-employee director who had been a director for more than one year received options to purchase 4,120 shares of Common Stock at a price equal to the fair market value on the date of grant. No employee director receives additional compensation for his service as a director. See "--Incentive Compensation and Benefit Plans."

LIMITATION OF LIABILITY; INDEMNIFICATION

    The Company's Articles of Incorporation, as amended, limit the liability of the Company's directors to the Company and its shareholders for monetary damages for certain conduct as directors. The Company's Amended and Restated Bylaws provide that the Company shall indemnify its directors and officers, to the fullest extent permissible under Oregon law, against any damages arising out of their actions as directors or officers of the Company. Additionally, the Company has obtained director and officer liability insurance with respect to liabilities arising out of certain matters, including matters arising under the Securities Act. At present, there is no pending litigation or proceeding involving any director or officer where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

EXECUTIVE COMPENSATION

    The following table sets forth the compensation paid by the Company for the last three fiscal years to the Company's Chief Executive Officer and the other four most highly compensated executive officers of the Company for 1996 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM
                                                                                 COMPENSATION AWARDS
                                                          ANNUAL COMPENSATION    -------------------
NAME AND                                                -----------------------      SECURITIES           ALL OTHER
PRINCIPAL POSITION                             YEAR       SALARY     BONUS (1)   UNDERLYING OPTIONS   COMPENSATION (2)
-------------------------------------------  ---------  ----------  -----------  -------------------  -----------------
Stephen A. Aanderud........................       1996  $  135,000   $  65,299           25,750(3)        $   2,250
  PRESIDENT AND CEO                               1995     120,000      20,160           10,300               1,650
                                                  1994      81,747      19,130           16,480              --

Robert D. Martin (4).......................       1996      90,000      38,591           48,925(3)            1,209
  VICE PRESIDENT,                                 1995      55,208       2,650            3,605                 448
  DEVELOPMENT                                     1994       6,442         481           --                  --

G. Edward Brightman........................       1996      90,000      32,445           18,540(3)              988
  VICE PRESIDENT,                                 1995      80,000       9,600           10,300               1,100
  OPERATIONS                                      1994      66,000      15,444           --

Frank M. Bouton............................       1996      85,000      36,770           16,480(3)              970
  VICE PRESIDENT,                                 1995      80,000      11,520            6,180               1,100
  NEW TECHNOLOGIES                                1994      66,000      15,444           --                  --

Kent E. Koski (5)..........................       1996      90,000      25,956           49,440(3)            1,424
  VICE PRESIDENT, FINANCE                         1995      51,846       4,977           41,200              --
  AND ADMINISTRATION,
  CFO, SECRETARY

------------------------

(1) Cash bonuses are paid to executive officers of the Company based upon their individual contributions to the Company and the Company's overall performance. Bonuses for a given year are paid in the first quarter of the following year. See "--Incentive Compensation and Benefit Plans."

(2) Consists of the Company's matching contributions under its 401(k) plan. See "--Incentive Compensation and Benefit Plans."

(3) Includes replacement options granted upon surrender of options granted in 1995. See "--Repricing of Options."

(4) Mr. Martin joined the Company in November 1994.

(5) Mr. Koski joined the Company in May 1995.

                                 OPTION GRANTS

    The following table sets forth information with respect to grants of stock options to the Named Executive Officers during 1996.

                                                                                                 POTENTIAL REALIZABLE
                                                                                                   VALUE AT ASSUMED
                                                                                                        ANNUAL
                                                                                                 RATES OF STOCK PRICE
                                         NUMBER OF     PERCENT OF                                  APPRECIATION FOR
                                          SHARES      TOTAL OPTIONS                                     OPTION
                                        UNDERLYING     GRANTED TO      EXERCISE                        TERM (3)
                                          OPTIONS     EMPLOYEES IN     PRICE PER   EXPIRATION   ----------------------
NAME                                    GRANTED (1)       YEAR         SHARE (2)      DATE          5%         10%
--------------------------------------  -----------  ---------------  -----------  -----------  ----------  ----------
Stephen A. Aanderud...................      10,300(4)          3.5%    $   4.733      2/13/06   $   30,659  $   77,695
                                            15,450            5.2          5.340      5/21/06       51,884     131,484

Robert D. Martin......................       3,605(4)          1.2         4.733      2/13/06       10,731      27,193
                                            41,200           13.8          5.097      4/25/06      132,068     334,686
                                             4,120            1.4          5.340      5/21/06       13,836      35,062

G. Edward Brightman...................      10,300(4)          3.5         4.733      2/13/06       30,659      77,695
                                             8,240            2.8          5.340      5/21/06       27,671      70,125

Frank M. Bouton.......................       6,180(4)          2.1         4.733      2/13/06       18,395      46,617
                                            10,300            3.5          5.340      5/21/06       34,589      87,656

Kent E. Koski.........................      41,200(4)         13.8         4.733      2/13/06      122,634     310,780
                                             8,240            2.8          5.340      5/21/06       27,671      70,125

------------------------

(1) Options may terminate before their expiration dates if the optionee's status as an employee or director is terminated. One-fourth of the shares of Common Stock covered by each option grant vests and becomes exercisable on each of the first four anniversaries of the grant date.

(2) Based on the closing prices of the Common Stock as reported on the Nasdaq National Market on the respective grant dates.

(3) This column shows the hypothetical gains or option spreads of the options granted based on assumed annual compound stock appreciation rates of 5% and 10% over the full 10-year term of the options. The assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future Common Stock prices.

(4) Replacement options granted upon cancellation of options granted in 1995. See "--Repricing of Options."

             AGGREGATE OPTION EXERCISES AND YEAR-END OPTION VALUES

    The following table sets forth certain information regarding the year-end value of options held by the Named Executive Officers. No options were exercised by the Named Executive Officers during 1996.

                                                             NUMBER OF SHARES SUBJECT      VALUE OF UNEXERCISED
                                                            TO UNEXERCISED OPTIONS AT    IN-THE- MONEY OPTIONS AT
                                                                DECEMBER 31, 1996         DECEMBER 31, 1996 (1)
                                                            --------------------------  --------------------------
NAME                                                        EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
----------------------------------------------------------  -----------  -------------  -----------  -------------
Stephen A. Aanderud.......................................      98,880        25,750     $ 661,500    $    59,375

Robert D. Martin..........................................      --            48,925        --            113,125

G. Edward Brightman.......................................      57,680        18,540       404,250         44,500

Frank M. Bouton...........................................      --            16,480        --             37,750

Kent E. Koski.............................................      --            49,440        --            127,000

------------------------

(1) Calculated based on the difference between the option exercise price and the closing price of the Common Stock on December 31, 1996 ($7.625 per share). The potential values have not been, and may never be, realized. The underlying options have not been, and may never be, exercised. Actual gains, if any, on exercise will depend on the value of the Common Stock on the date of exercise.

                              REPRICING OF OPTIONS

    On February 13, 1996, the Board of Directors canceled certain options issued in 1995 and granted replacement options. The following table sets forth information with respect to cancellations and replacement grants of stock options to all executive officers since the Company's inception.

                                                                                                             LENGTH OF
                                                       NUMBER OF     MARKET                                  ORIGINAL
                                                      SECURITIES    PRICE OF     EXERCISE                   OPTION TERM
                                                      UNDERLYING    STOCK AT     PRICE AT        NEW       REMAINING AT
                                                        OPTIONS      TIME OF      TIME OF     EXERCISE        DATE OF
NAME                                         DATE      REPRICED     REPRICING    REPRICING      PRICE        REPRICING
-----------------------------------------  ---------  -----------  -----------  -----------  -----------  ---------------
Stephen A. Aanderud......................    2/13/96      10,300    $   4.733    $   8.616    $   4.733   9 yrs., 3 mos.

Robert D. Martin.........................    2/13/96       3,605        4.733        8.495        4.733   9 yrs., 1 mo.

G. Edward Brightman......................    2/13/96      10,300        4.733        8.616        4.733   9 yrs., 3 mos.

Frank M. Bouton..........................    2/13/96       6,180        4.733        8.616        4.733   9 yrs., 3 mos.

Kent E. Koski............................    2/13/96      41,200        4.733        8.616        4.733   9 yrs., 3 mos.

INCENTIVE COMPENSATION AND BENEFIT PLANS

    STOCK OPTION PLANS

    The Company's 1994 Stock Option Plan (the "1994 Plan") and the Directors' Nonqualified Stock Option Plan (the "Directors' Plan") were originally adopted by the Board of Directors and the Company's Shareholders in July 1994. Prior to the adoption of the 1994 Plan and the Directors' Plan, the Company granted stock options to certain employees and directors under the Company's 1990 Stock Option Plan (the "1990 Plan"). Upon adoption of the 1994 Plan, shares reserved for issuance of then ungranted options under the 1990 Plan were transferred to the 1994 Plan.

    The 1994 Plan provides for the award of incentive stock options and of nonqualified stock options to selected employees of the Company. Of the aggregate 1,600,000 shares authorized to be issued under the 1994 Plan and the 1990 Plan, options to purchase 831,828 shares were outstanding as of November 1, 1997, 103,382 shares were reserved for issuance under the 1994 Plan pursuant to future option grants, and the remaining shares had been issued upon exercise of options. The exercise prices for outstanding options under the 1994 Plan and the 1990 Plan range from $0.24 to $15.75 per share. The 1994 Plan is currently administered by the Board of Directors, which has the authority, subject to the terms of the 1994 Plan, to determine the persons to whom options may be granted, the exercise price and number of shares subject to each option, the character of the grant, the time or times at which all or a portion of each option may be exercised and certain other provisions. Options are exercisable over a period of time in accordance with the terms of option agreements entered into on the date of grant. Options granted under the 1994 Plan and the 1990 Plan are exercisable for a period of 10 years from the date of grant, except that incentive stock options granted under the 1994 Plan to persons who own more than 10% of the Common Stock terminate after five years. Generally, options become exercisable over a four-year period. Options granted under the 1994 Plan are generally nontransferable by the optionee and, unless otherwise determined by the Board of Directors, generally must be exercised by the optionee during the period of the optionee's employment or service with the Company or within a specified period following termination of employment or service.

    The Directors' Plan provides for the award of nonqualified stock options to non-employee directors of the Company. Upon becoming a director, each non-employee director was granted options to purchase 16,480 shares of Common Stock. In 1996 and 1997, each non-employee director who had been a director for more than one year received options to purchase 4,120 shares of Common Stock. Of the 159,000 shares that are authorized to be issued under the Directors Plan, options to purchase 69,040 shares were outstanding as of November 1, 1997, and the remaining 89,960 shares were reserved for issuance pursuant to future option grants. The exercise prices for outstanding options range from $4.13 to $8.62 per share. The exercise price for options granted under the Directors' Plan is the fair market value on the date of grant, and the exercise period is 10 years from such date. Options terminate 90 days after a holder's termination as a director of the Company for any reason other than death or disability, and one year after termination by death or disability.

    The weighted average exercise price of options outstanding as of November 1, 1997 under the 1994 Plan, the 1990 Plan and the Directors' Plan was $4.56.

    BONUS PLAN

    The Board has adopted a 1997 bonus program under which employees can receive bonuses based upon the Company's attainment of certain revenue growth, pretax profits and other performance goals. All employees are eligible to participate in the program, but must remain employed at December 31, 1997 to receive a bonus. If target revenue growth, pretax profits and other performance goals established by the Board of Directors are met, the current seven executive officers as a group would earn awards under the bonus plan in an aggregate amount of $225,000, representing, individually, from 20 percent to 35 percent of their respective 1997 annual base salaries. The maximum aggregate amount of bonuses that may be paid under the plan to such executive officers is $393,000, representing, individually, from 35 percent to 61 percent of their respective 1997 annual base salaries.

    401(K) PLAN

    The Company has adopted a 401(k) plan pursuant to which eligible employees are able to elect to defer, in the form of salary reduction contributions, a percentage of the compensation that would otherwise be paid to the employee. Under the 401(k) plan, the Company, in its discretion, may make matching contributions (not to exceed 1.5% of the salary of the participating individual employee) for the benefit of eligible employees. For 1996, the Company made an aggregate of $35,000 in matching contributions under the plan. The Company pays all costs of administering the 401(k) plan.

                              CERTAIN TRANSACTIONS

    In December 1993, the Company entered into a consulting agreement with BOCAR, Inc. ("BOCAR"), pursuant to which BOCAR provided consulting services to the Company with respect to product concepts, mechanical design, mold and metal working design and mechanical engineering. Robert L. Carter, a director, principal shareholder and the former Chairman, President and Chief Executive Officer of the Company, is the President and sole shareholder of BOCAR. Payments by the Company to BOCAR under the consulting agreement were $188,334, $203,334 and $54,584, respectively, for the three successive years commencing December 10, 1993. The consulting agreement terminated in February 1996.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of November 1, 1997, and as adjusted to reflect the sale of the shares of the Common Stock offered hereby, by (i) each shareholder known by the Company to own beneficially 5% or more of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers, (iv) the Selling Shareholder and (v) all directors and officers as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares.

                                                                                    SHARES TO
                                                            SHARES BENEFICIALLY    BE SOLD IN    PERCENT BENEFICIALLY
                                                               OWNED BEFORE           THIS            OWNED AFTER
                                                              OFFERING(2)(3)        OFFERING       OFFERING(2)(3)(4)
                                                          -----------------------  -----------  -----------------------
NAME AND ADDRESS OF BENEFICIAL OWNER(1)                     NUMBER      PERCENT                   NUMBER      PERCENT
--------------------------------------------------------  ----------  -----------               ----------  -----------
C. Norman Winningstad(5)................................     482,910        11.2      300,000      182,910         3.2
G. Gerald Pratt(7)......................................     443,168        10.3       --          443,168         7.6
Milton R. Smith(6)......................................     394,080         9.0       --          394,080         6.7
Robert L. Carter(8).....................................     367,030         8.5       --          367,030         6.3
                                                             336,590         7.8       --          336,590         5.5
Robert A. Simms, Sr.  ..................................
 55 Railroad Avenue
 Greenwich, Connecticut 06830
Stephen A. Aanderud(9)..................................      94,180         2.1       --           94,180         1.7
Frank M. Bouton(10).....................................      56,892         1.3       --           56,892         1.0
G. Edward Brightman(11).................................      63,417         1.5       --           63,417         1.1
Graham E. Dorland(12)...................................      35,020       *           --           35,020       *
Frederick M. Stevens(13)................................      23,278       *           --           23,278       *
Kent E. Koski(14).......................................      17,253       *           --           17,253       *
Robert D. Martin(15)....................................      12,663       *           --           12,663       *
General Merrill A. McPeak(16)...........................       5,150       *           --            5,150       *
All Executive Officers and Directors as a group (14
 persons)(17)...........................................   2,006,939        43.2                 1,706,939        27.8

------------------------

  * Less than 1%.

 (1) Unless otherwise indicated, the address of each beneficial owner identified is ThrustMaster, Inc., 7175 NW Evergreen Parkway, Suite 400, Hillsboro, Oregon 97124-5839.

 (2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. For purposes of this table, a person is deemed to be the beneficial owner of securities that (i) can be acquired by such person within 60 days upon the exercise of options or warrants and
     (ii) are held by such person's spouse or other immediate family member sharing such person's household. Each beneficial owner's percentage ownership set forth below is determined by assuming that options and warrants that are held by such person (but not those held by any other person) and that are exercisable or convertible within 60 days after November 1, 1997 have been exercised or converted.

 (3) Percentages of outstanding Common Stock are based upon 4,293,588 shares of Common Stock outstanding as of November 1, 1997 and 5,493,588 shares of Common Stock deemed to be outstanding upon completion of this offering.

 (4) Assumes no exercise of the Underwriters' over-allotment option.

 (5) Includes 64,010 shares beneficially owned with spouse and 18,540 shares subject to options exercisable within 60 days after November 1, 1997. Excludes 6,180 shares subject to options exercisable more than 60 days after November 1, 1997.

 (6) Includes 67,980 shares subject to options exercisable within 60 days after November 1, 1997. Excludes 6,180 shares subject to options exercisable more than 60 days after November 1, 1997.

 (7) Includes 18,540 shares subject to options exercisable within 60 days after November 1, 1997. Excludes 6,180 shares subject to options exercisable more than 60 days after November 1, 1997.

 (8) Includes 1,030 shares subject to options exercisable within 60 days after November 1, 1997. Excludes 7,210 shares subject to options exercisable more than 60 days after November 1, 1997.

 (9) Includes 94,180 shares subject to options exercisable within 60 days after November 1, 1997. Excludes 60,900 shares subject to options exercisable more than 60 days after November 1, 1997.

(10) Includes 6,438 shares beneficially owned with spouse and 6,438 shares subject to options exercisable within 60 days after November 1, 1997. Excludes 19,312 shares subject to options exercisable more than 60 days after November 1, 1997.

(11) Includes 59,633 shares subject to options exercisable within 60 days after November 1, 1997. Excludes 20,857 shares subject to options exercisable more than 60 days after November 1, 1997.

(12) Includes 16,480 shares beneficially owned with spouse and 18,540 shares subject to options exercisable within 60 days after November 1, 1997. Excludes 6,180 shares subject to options exercisable more than 60 days after November 1, 1997.

(13) Includes 4,738 shares beneficially owned with spouse and 18,540 shares subject to options exercisable within 60 days after November 1, 1997. Excludes 6,180 shares subject to options exercisable more than 60 days after November 1, 1997.

(14) Includes 2,575 shares beneficially owned with spouse and 14,678 shares subject to options exercisable within 60 days after November 1, 1997. Excludes 44,032 shares subject to options exercisable more than 60 days after November 1, 1997.

(15) Includes 12,648 shares subject to options exercisable within 60 days after November 1, 1997. Excludes 43,647 shares subject to options exercisable more than 60 days after November 1, 1997.

(16) Includes 5,150 shares subject to options exercisable within 60 days after November 1, 1997. Excludes 15,450 shares subject to options exercisable more than 60 days after November 1, 1997.

(17) Includes 348,515 shares subject to options exercisable within 60 days after November 1, 1997. Excludes 320,160 shares subject to options exercisable more than 60 days after November 1, 1997.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, no par value, and 5,000,000 shares of Preferred Stock, no par value.

    The following summary describes certain provisions of the Company's Articles of Incorporation, as amended, and Amended and Restated Bylaws and of applicable law relating to the Common Stock and Preferred Stock. The summary does not purport to be complete and is subject, and qualified in its entirety by, the complete provisions of the Company's Articles of Incorporation, as amended, and Amended and Restated Bylaws, which are included as exhibits to the Registration Statement of which this Prospectus is a part, and by the provisions of applicable law.

COMMON STOCK

    As of November 1, 1997, there were 4,293,588 shares of Common Stock outstanding held of record by 98 shareholders. The holders of Common Stock are entitled to receive dividends as may from time to time be declared by the Board of Directors out of funds legally available therefor and to one vote per share on all matters on which the holders of Common Stock are entitled to vote. See "Dividend Policy." Such holders do not have any cumulative voting rights or preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share equally and ratably in the Company's assets, if any, remaining after the payment of all liabilities of the Company and the liquidation preference of any outstanding class or series of Preferred Stock. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to those of any series of Preferred Stock that the Company's Board of Directors may issue in the future, as described below. The Common Stock is traded on the Nasdaq National Market under the trading symbol "TMSR."

PREFERRED STOCK

    The Company is authorized to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the number of shares constituting any such series and the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights, preemption rights and liquidation preferences of the shares constituting any series, without any further vote or action by the Company's shareholders. The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of Common Stock. The potential issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock, and may adversely affect the market price of, and the voting and other rights of the holders of, the Common Stock. The Company has no present plan to issue Preferred Stock. See "Risk Factors--Potential Adverse Impact of Issuance of Preferred Stock; Antitakeover Effect of Oregon Law and the Company's Amended and Restated Bylaws."

WARRANTS

    Warrants to purchase 117,150 shares of Common Stock at a price of $7.57 per share were outstanding as of November 1, 1997. The warrants expire March 3, 1999. Until such date subject to certain limitations, the warrantholders are entitled to one demand registration right and unlimited piggyback registration rights.

ANTI-TAKEOVER EFFECTS OF OREGON LAW AND THE COMPANY'S AMENDED AND RESTATED
  BYLAWS

    OREGON CONTROL SHARE ACT

    The Company is subject to certain provisions of the Oregon Business Corporation Act (the "Act") that in certain circumstances restrict the ability of significant shareholders from exercising voting rights (the "Control Share Act"). The Control Share Act generally provides that a person (the "Acquiring Person") who acquires voting stock of an Oregon corporation in a transaction that results in the Acquiring Person's holding more than 20%, 33- 1/3% or 50% of the total voting power of the corporation (a "Control Share Acquisition") cannot vote the shares the Acquiring Person acquires in the Control Share Acquisition ("control shares") unless voting rights are accorded to the control shares by
(i) a majority of each voting group entitled to vote and (ii) the holders of a majority of the outstanding voting shares, excluding the control shares held by the Acquiring Person and shares held by the corporation's officers and inside directors. The term "Acquiring Person" is broadly defined to include persons acting as a group.

    The Acquiring Person may, but is not required to, submit to the corporation a statement setting forth certain information about the Acquiring Person and its plans with respect to the corporation. The statement may also request that the corporation call a special meeting of shareholders to determine whether voting rights will be accorded to the control shares. If the Acquiring Person does not request a special meeting of shareholders, the issue of the control shares' voting rights will be considered at the next annual or special meeting of shareholders. If the Acquiring Person's control shares are accorded voting rights and represent a majority of all voting power, shareholders who do not vote in favor of voting rights for the control shares will have the right to receive the appraised "fair value" of their shares, which may not be less than the highest price paid per share by the Acquiring Person for the control shares.

    OREGON BUSINESS COMBINATION STATUTES

    The Company is also subject to certain provisions of the Act that govern business combinations between corporations and interested shareholders, which generally provide that if a person or entity acquires 15% or more of the voting stock of an Oregon corporation (an "Interested Shareholder"), the corporation and the Interested Shareholder, or any affiliated entity of the Interested Shareholder, may not engage in certain business combination transactions for three years following the date the person or entity became an Interested Shareholder. Business combination transactions for this purpose include (a) a merger or plan of share exchange, (b) any sale, lease, mortgage or other disposition of 10% or more of the assets of the corporation and (c) certain transactions that result in the issuance of capital stock of the corporation to the Interested Shareholder. These restrictions do not apply if (i) the Interested Shareholder, as a result of the transaction in which such person became an Interested Shareholder, owns at least 85% of the outstanding voting stock of the corporation (disregarding shares owned by directors who are also officers and by certain employee benefit plans), (ii) the board of directors approves the share acquisition or business combination before the Interested Shareholder acquired 15% or more of the corporation's outstanding voting stock or (iii) the board of directors and the holders of at least 66- 2/3% of the outstanding voting stock of the corporation (disregarding shares owned by the Interested Shareholder) approve the transaction after the Interested Shareholder acquires 15% or more of the corporation's voting stock.

    CLASSIFIED BOARD OF DIRECTORS

    The Company's Amended and Restated Bylaws provide for the Company's Board of Directors to be divided into three classes of directors serving staggered three-year terms. At each annual meeting of the Company's shareholders, directors are elected to succeed the directors in the class whose terms are then expiring. Classification of the Board of Directors is intended to decrease the likelihood of precipitous changes in the composition of the Board of Directors and its powers, and thereby to moderate changes in the Company's policies and direction that the Board of Directors does not deem to be in the best interests of the shareholders. Classification may also have the effect of delaying, deferring or preventing a change of control of the Company without further action by the shareholders, may discourage bids for the Common Stock at a premium over the market price of the Common Stock, may adversely affect the market price of the Common Stock and could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management, including incumbent members of the Company's Board of Directors, even if some or a majority of the Company's shareholders deemed such actions to be in their best interests. See "Risk Factors--Potential Adverse Impact of Issuance of Preferred Stock; Antitakeover Effect of Oregon Law and the Company's Amended and Restated Bylaws."

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services, Seattle, Washington.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this offering, the Company will have 5,493,588 shares of Common Stock outstanding (assuming no exercise of options or warrants after November 1, 1997), all of which will be freely tradable without restriction under the Securities Act, other than shares held by "affiliates" of the Company, as defined in Rule 144 under the Securities Act, which shares will be subject to certain resale limitations of Rule 144. Approximately 1,330,832 shares will be subject to an 80-day lock-up period, as described below. The Company, the Selling Shareholder and the Company's directors, executive officers and shareholders owning in excess of one percent of the outstanding shares of Common Stock prior to this offering have agreed that, until 80 days following the close of this offering, they will not, without the prior written consent of Van Kasper & Company, which will not be unreasonably withheld, offer, sell or otherwise dispose of any of the 1,330,832 shares of Common Stock owned by them or any securities convertible into or exercisable or exchangeable for any shares of Common Stock, except that the Company, without such consent, may grant options or issue stock upon exercise of options granted pursuant to the Company's stock option plans and except that the Representative shall allow such persons to sell an aggregate amount of up to 40,000 shares of Common Stock on or after 80 days following the close of this offering.

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year (and, with respect to nonaffiliates of the Company, a person who has beneficially owned restricted securities less than two years), will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's Common Stock or (ii) the average weekly trading volume of the Company's Common Stock on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Such sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned restricted shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above.

    At November 1, 1997, options to purchase an aggregate of 900,868 shares of Common Stock were outstanding under the 1994 Stock Option Plan, the 1990 Stock Option Plan and the Directors' Nonqualified Stock Option Plan, of which options to purchase 448,329 shares were fully vested. All of the shares of Common Stock issuable upon exercise of such options have been registered under the Securities Act, and unless held by affiliates of the Company, would be free from the restrictions of Rule 144. An additional 193,342 shares are reserved for future grants under such stock option plans. As of November 1, 1997, warrants to purchase up to 117,150 shares of Common Stock at the price of $7.57 per share were outstanding and will become available for sale in the public market, if exercised pursuant to cashless exercise provisions, or one year following the date of exercise of the warrants if exercised for cash.

    Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Risk Factors-- Volatility of Stock Price."

                                  UNDERWRITING

    The underwriters named below (the "Underwriters"), acting through their Representative, Van Kasper & Company, have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement (the "Underwriting Agreement") by and among the Company, the Selling Shareholder and the Underwriters, to purchase from the Company and the Selling Shareholder the number of shares of Common Stock set forth opposite their respective names:

                                                                                   NUMBER OF
NAME                                                                                 SHARES
---------------------------------------------------------------------------------  ----------
Van Kasper & Company.............................................................

                                                                                   ----------
    Total........................................................................   1,500,000
                                                                                   ----------
                                                                                   ----------

    The shares of Common Stock are being offered by the Underwriters named herein, subject to receipt and acceptance by them, subject to their right to reject any order in whole or in part, and to certain other conditions. The Underwriters are committed to purchase all of the above shares of Common Stock if any are purchased.

    The Representative has advised the Company and the Selling Shareholder that the Underwriters propose to offer the shares of Common Stock to the public initially at the price to public set forth on the cover page of this Prospectus and to certain dealers at that price less a concession not in excess of $
per share. The Underwriters may allow, and these dealers may reallow, to certain
dealers, including any Underwriters, a discount not in excess of $    per share.
After the public offering of the shares of Common Stock, the offering price and other selling terms may be changed by the Representative as a result of market conditions or other factors.

    The Company has granted to the Underwriters an option, exercisable no later than 45 days after the date of this Prospectus, to purchase up to 225,000 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus, less the underwriting discount set forth on the cover page of this Prospectus, solely to cover over-allotments. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table, and the Company will be obligated, pursuant to the option, to sell such shares of Common Stock to the Underwriters.

    The Underwriting Agreement contains covenants of indemnity between the Underwriters and the Company and the Selling Shareholder against certain civil liabilities, including liabilities under the Securities Act.

    The Company, the Selling Shareholder and the Company's directors and executive officers owning in excess of one percent of the outstanding shares of Common Stock prior to this offering have agreed that, until 80 days following the closing of this offering, they will not, without the prior written consent of the Representative, which will not be unreasonably withheld, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for any shares of Common Stock, except that the Company, without such consent, may grant options or issue stock upon exercise of options granted pursuant to the Company's stock option plans and except that the Representative shall allow such persons to sell an aggregate amount of up to 40,000 shares of Common Stock on or after 60 days following the closing of this offering.

    Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriters create a short position in the Common Stock in connection with the offering, I.E., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus the Underwriters may reduce that short position by purchasing Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. The Underwriters may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Underwriters purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of this offering.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it discourages resales of the security. Neither the Company nor any of the Underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    The Underwriters have advised the Company that the Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with rules promulgated by the Commission. In general, a passive market maker may not bid for or purchase the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two-month prior period or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. Underwriters and dealers are not required to engage in passive market making and may discontinue such activities at any time.

                                 LEGAL MATTERS

    The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company and for the Selling Shareholder by Perkins Coie, Portland, Oregon. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Van Valkenberg Furber Law Group P.L.L.C., Seattle, Washington.

                                    EXPERTS

    The consolidated balance sheets as of December 31, 1995 and 1996, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 1996 included in this prospectus have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-1 (the "Registration Statement," which term shall include all amendments thereto) under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission, in accordance with the Securities Act and the rules and regulations of the Commission thereunder. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission as an exhibit to the Registration Statement. The Registration Statement and the exhibits thereto may be inspected, without charge, at the public reference facilities of the Commission at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in New York, New York, and Chicago, Illinois, at prescribed rates. In addition, the Registration Statement and such exhibits and schedules may be accessed electronically at the Commission's web site on the Internet at www.sec.gov.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files periodic reports and other information with the Commission. Such reports and other information (including proxy or information statements) can be inspected and copied at the addresses, and may be accessed electronically at the web site, set forth above. Such reports and other information (including proxy or information statements) can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Accountants..........................................................................        F-2

Consolidated Balance Sheets as of December 31, 1995 and 1996 (audited) and as of September 30, 1997
  (unaudited)..............................................................................................        F-3

Consolidated Statements of Income for the years ended December 31, 1994, 1995 and 1996 (audited) and for
  the nine months ended September 30, 1996 and 1997 (unaudited)............................................        F-4

Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1995 and 1996 (audited) and
  for the nine months ended September 30, 1996 and 1997 (unaudited)........................................        F-5

Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 1994, 1995 and
  1996 (audited) and for the nine months ended September 30, 1997 (unaudited)..............................        F-6

Notes to Consolidated Financial Statements.................................................................        F-7

Financial Statement Schedule:

  Schedule II--Valuation and Qualifying Accounts--For each of the three years in the period ended December
    31, 1996...............................................................................................       F-16

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
ThrustMaster, Inc.

    We have audited the accompany consolidated balance sheets of ThrustMaster, Inc. and Subsidiary as of December 31, 1995 and 1996, and the related consolidated statements of income, cash flow and changes in shareholders' equity and financial statement schedule for each of the three years in the period ended December 31, 1996. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ThrustMaster, Inc. and Subsidiary as of December 31, 1995 and 1996 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information required to be included therein.

                                          COOPERS & LYBRAND L.L.P.

Portland, Oregon
January 24, 1997

                               THRUSTMASTER, INC.

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                    DECEMBER 31,
                                                                --------------------   SEPTEMBER
                                                                  1995       1996      30, 1997
                                                                ---------  ---------  -----------
                                                                                      (UNAUDITED)
Current assets:
  Cash and cash equivalents...................................  $   8,090  $   6,420   $   5,376
  Accounts receivable, net....................................      2,897      9,820       9,635
  Inventories.................................................      2,526      3,560       5,300
  Prepaid expenses and other..................................        402        109         355
  Deferred income taxes.......................................        104        239         269
                                                                ---------  ---------  -----------
    Total current assets......................................     14,019     20,148      20,935
Plant and equipment, net......................................      1,058      1,081       1,878
Other.........................................................         25         32          31
                                                                ---------  ---------  -----------
    Total assets..............................................  $  15,102  $  21,261   $  22,844
                                                                ---------  ---------  -----------
                                                                ---------  ---------  -----------

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable...........................................................  $   1,203  $   3,021    $   4,143
  Accrued liabilities........................................................        529      2,311        1,149
  Current portion--long-term debt............................................         11         10            1
                                                                               ---------  ---------  -------------
    Total current liabilities................................................      1,743      5,342        5,293
                                                                               ---------  ---------  -------------
Long-term debt...............................................................         10     --           --
  Deferred income taxes......................................................         38         21           26
                                                                               ---------  ---------  -------------
    Total liabilities........................................................      1,791      5,363        5,319
                                                                               ---------  ---------  -------------
Commitments (Notes 9 and 11)
Shareholders' equity:
  Preferred stock, no par value, 5,000,000 shares authorized; none
    issued or outstanding....................................................     --         --           --
  Common stock, no par value, 25,000,000 shares authorized;
    3,952,796, 4,240,403 and 4,280,777 shares issued and outstanding.........     11,877     13,301       13,474
  Retained earnings..........................................................      1,434      2,597        4,051
                                                                               ---------  ---------  -------------
    Total shareholders' equity...............................................     13,311     15,898       17,525
                                                                               ---------  ---------  -------------
    Total liabilities and shareholders' equity...............................  $  15,102  $  21,261    $  22,844
                                                                               ---------  ---------  -------------
                                                                               ---------  ---------  -------------

  The accompanying notes are an integral part of these consolidated financial statements.

                               THRUSTMASTER, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                               NINE MONTHS ENDED
                                                                YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                                             -------------------------------  --------------------
                                                               1994       1995       1996       1996       1997
                                                             ---------  ---------  ---------  ---------  ---------
                                                                                                  (UNAUDITED)
Revenues...................................................  $  13,582  $  19,415  $  30,821  $  15,745  $  23,930
Cost of goods sold.........................................      8,007     11,815     19,592      9,727     14,814
                                                             ---------  ---------  ---------  ---------  ---------
Gross profit...............................................      5,575      7,600     11,229      6,018      9,116
                                                             ---------  ---------  ---------  ---------  ---------
Operating expenses:
  Research and engineering.................................      1,115      1,845      2,105      1,352      1,807
  Selling, general and administrative......................      2,689      4,111      5,961      3,680      5,349
                                                             ---------  ---------  ---------  ---------  ---------
    Total operating expenses...............................      3,804      5,956      8,066      5,032      7,156
                                                             ---------  ---------  ---------  ---------  ---------
Income from operations.....................................      1,771      1,644      3,163        986      1,960
Interest income............................................     --            404        466        324        284
                                                             ---------  ---------  ---------  ---------  ---------
Income before income taxes.................................      1,771      2,048      3,629      1,310      2,244
Provision for income taxes.................................     --            614      1,370        472        790
                                                             ---------  ---------  ---------  ---------  ---------
Net income.................................................  $   1,771  $   1,434  $   2,259  $     838  $   1,454
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------

Pro forma data (Note 2):
Income before income taxes.....................  $   1,771  $   2,048  $   3,629  $   1,310  $   2,244
Provision for income taxes (pro forma through
  1995)........................................        633        687      1,370        472        790
                                                 ---------  ---------  ---------  ---------  ---------
Net income (pro forma through 1995)............  $   1,138  $   1,361  $   2,259  $     838  $   1,454
                                                 ---------  ---------  ---------  ---------  ---------
                                                 ---------  ---------  ---------  ---------  ---------
Net income per share (pro forma through 1995)
  (Note 2).....................................  $    0.38  $    0.32  $    0.49  $    0.18  $    0.30
                                                 ---------  ---------  ---------  ---------  ---------
                                                 ---------  ---------  ---------  ---------  ---------
Weighted average shares outstanding (Note 2)...      2,957      4,293      4,647      4,582      4,807
                                                 ---------  ---------  ---------  ---------  ---------
                                                 ---------  ---------  ---------  ---------  ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                               THRUSTMASTER, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                                 NINE MONTHS ENDED
                                                                  YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                                               -------------------------------  --------------------
                                                                 1994       1995       1996       1996       1997
                                                               ---------  ---------  ---------  ---------  ---------
                                                                                                    (UNAUDITED)
Cash flows from operations:
  Net income.................................................  $   1,771  $   1,434  $   2,259  $     838  $   1,454
  Adjustments to reconcile net income to net cash provided by
    (used in) operating activities:
    Depreciation.............................................        198        376        766        411        403
    Deferred income taxes....................................     --            (66)      (152)       (24)       (25)
    Changes in assets and liabilities:
    Accounts receivable......................................       (507)      (784)    (6,923)    (1,741)       185
    Inventories..............................................        (52)    (1,572)    (1,034)       529     (1,740)
    Prepaid expenses and other assets........................        (66)       346        286         71       (245)
    Payables and accrued liabilities.........................       (109)       325      3,857        885         74
                                                               ---------  ---------  ---------  ---------  ---------
      Net cash provided by (used in) operating activities....      1,235         59       (941)       969        106
                                                               ---------  ---------  ---------  ---------  ---------
Cash flows from investing activities:
  Purchases of plant and equipment...........................       (493)      (753)      (789)      (687)    (1,200)
                                                               ---------  ---------  ---------  ---------  ---------
Cash flows from financing activities:
  Payments on long-term debt.................................        (20)       (56)       (11)        (9)        (9)
  Proceeds from issuance of common stock.....................        510      8,851         71         70         59
  Deferred offering costs....................................       (167)    --         --         --         --
  Cash dividends.............................................       (521)      (556)    --         --         --
                                                               ---------  ---------  ---------  ---------  ---------
      Net cash provided by (used in) financing activities....       (198)     8,239         60         61         50
                                                               ---------  ---------  ---------  ---------  ---------
      Net increase (decrease) in cash and cash equivalents...        544      7,545     (1,670)       343     (1,044)
Cash and cash equivalents, beginning of period...............          1        545      8,090      8,090      6,420
                                                               ---------  ---------  ---------  ---------  ---------
Cash and cash equivalents, end of period.....................  $     545  $   8,090  $   6,420  $   8,433  $   5,376
                                                               ---------  ---------  ---------  ---------  ---------
                                                               ---------  ---------  ---------  ---------  ---------

Supplemental cash flow information:

Cash paid during the year for:

Interest.....................................................  $      39  $       3  $       1  $       1  $  --
Income taxes.................................................     --            376         47          8      1,247
Cost of equipment acquired in exchange for notes.............         38     --         --         --         --

  The accompanying notes are an integral part of these consolidated financial statements.

                               THRUSTMASTER, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                           COMMON STOCK
                                                                                      ----------------------   RETAINED
                                                                                        SHARES      AMOUNT     EARNINGS
                                                                                      -----------  ---------  -----------
Balance, January 1, 1994............................................................       2,016   $     365   $     966
  Proceeds from issuance of common stock............................................         176         510      --
  Dividends.........................................................................      --          --            (922)
  Net income........................................................................      --          --           1,771
                                                                                           -----   ---------  -----------
Balance, December 31, 1994..........................................................       2,192         875       1,815
  Reclassification of S corporation earnings........................................      --           1,660      (1,660)
  Proceeds from issuance of common stock............................................       1,761       8,851      --
  Tax benefits from stock options exercised.........................................      --             491      --
  Dividends.........................................................................      --          --            (155)
  Net income........................................................................      --          --           1,434
                                                                                           -----   ---------  -----------
Balance, December 31, 1995..........................................................       3,953      11,877       1,434
  Proceeds from issuance of common stock............................................         164          71      --
  Tax benefits from stock options exercised.........................................      --             257      --
  Stock dividend declared (Note 2)..................................................         123       1,096      (1,096)
  Net income........................................................................      --          --           2,259
                                                                                           -----   ---------  -----------
Balance, December 31, 1996..........................................................       4,240      13,301       2,597
  Stock options exercised (unaudited)...............................................          41          59      --
  Tax benefits from stock options exercised (unaudited).............................      --             114      --
  Net Income (unaudited)............................................................      --          --           1,454
                                                                                           -----   ---------  -----------
Balance, September 30, 1997 (unaudited).............................................       4,281   $  13,474   $   4,051
                                                                                           -----   ---------  -----------
                                                                                           -----   ---------  -----------

  The accompanying notes are an integral part of these consolidated financial statements.

                               THRUSTMASTER, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1--THE COMPANY

    The consolidated financial statements include the accounts of ThrustMaster, Inc., (the "Company"), an Oregon corporation, and its wholly-owned subsidiary, ThrustMaster Foreign Sales Corporation. The Company was incorporated on July 31, 1990. The Company designs, develops, manufactures and markets a variety of game controllers, primarily for personal computers, and related equipment.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

    REVENUE RECOGNITION. Revenue is recognized at the time of product shipment. All products have a warranty for one year from date of sale covering product defects. Certain sales agreements provide the right to return unsold merchandise. The Company provides for estimated costs of warranty and returns when products are shipped.

    CASH AND CASH EQUIVALENTS. Cash equivalents consist of highly liquid debt instruments purchased with an original maturity of three months or less. The Company's cash equivalents are invested in high quality securities placed with institutions with high credit ratings. This investment policy limits the Company's exposure to concentrations of credit risk.

    INVENTORIES. Inventories are stated at the lower of cost or market on a first-in, first-out basis. Finished goods are costed using standard cost, which approximates the first-in, first-out method of accounting.

    PLANT AND EQUIPMENT. Plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives (three to seven years). Replacements and improvements which extend the useful life are capitalized. Maintenance and repairs and routine replacements are expensed as incurred. Upon disposal, costs and related accumulated depreciation of the assets are removed from the accounts and resulting gains and losses are reflected in operations.

    INCOME TAXES. Prior to January 1, 1991, the Company was treated for federal and state income tax purposes as a C corporation. From January 1, 1991 through December 31, 1994, the Company was treated for federal income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended, and was treated as an S corporation for state income tax purposes under comparable state tax laws. As a result, the Company's earnings from January 1, 1991 through December 31, 1994 have been, for federal and certain state income tax purposes, taxed directly to the Company's shareholders, at their individual federal and state income tax rates, rather than to the Company. Effective January 1, 1995 (the "Termination Date"), the Company's S corporation status was terminated. Subsequent to the Termination Date, the Company is no longer treated as an S corporation and, accordingly, is subject to federal and state income taxes on its earnings.

    Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting and tax bases of assets and liabilities and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of change. Valuation allowances are established when necessary, to reduce deferred tax assets to the amounts expected to be realized.

                               THRUSTMASTER, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    RESEARCH AND ENGINEERING EXPENSE. Research and engineering costs are charged to operations as incurred.

    PER SHARE DATA. Net income per share is computed using the weighted average number of shares of common stock and common stock equivalents outstanding during the periods presented. Common stock equivalents include common stock to be issued upon the exercise of the common stock options and warrants discussed in
Note 10. On January 21, 1997, the Company's board of directors declared a 3% stock dividend payable to shareholders of record on February 14, 1997. Share, per share, common stock, stock option and warrant amounts have been restated to reflect the effect of this stock dividend.

    UNAUDITED PRO FORMA FINANCIAL INFORMATION AND INCOME TAXES. As previously described, the Company was treated as a Small Business Corporation (S corporation) for income tax purposes from January 1, 1991 through December 31, 1994. The unaudited pro forma financial information on the income statement for 1994 and 1995 reflects an estimate of the income taxes that would have been reported had the Company been a C corporation in those periods.

    RECLASSIFICATIONS. Certain operating expense categories for the years ended December 31, 1994 and 1995 on the Consolidated Statements of Income have been reclassified in order to conform to the 1996 presentation. These changes had no impact on previously reported results of operations or shareholders' equity.

    USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    INTERIM FINANCIAL DATA. The consolidated financial statements as of September 30, 1997 and for the nine months ended September 30, 1996 and 1997 are unaudited; however, these financial statements have been prepared on a basis consistent with the audited financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position, results of operations and cash flows in accordance with generally accepted accounting principles. Results of the interim periods are not necessarily indicative of results for the entire year.

NOTE 3--CONCENTRATION OF CREDIT RISK, FOREIGN OPERATIONS, AND MAJOR CUSTOMER INFORMATION

    Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable.

    The Company's accounts receivable are primarily from a small number of computer wholesale distributors and software specialty stores located in the United States, Canada, and western Europe. Management believes that any risk of loss is significantly reduced by ongoing credit evaluations of its customer's financial condition.

                               THRUSTMASTER, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 3--CONCENTRATION OF CREDIT RISK, FOREIGN OPERATIONS, AND MAJOR CUSTOMER INFORMATION (CONTINUED)
    In 1995 and for the nine months ended September 30, 1997, product sales to two customers accounted for more than 10% of revenues. In 1994 and 1996, no customer individually accounted for more than 10% of revenues.

    The Company operates in a single industry segment comprising interactive control devices for use with personal computer entertainment software. Certain of the Company's products are manufactured and assembled in Taiwan and China by an independent contractor. Products manufactured and assembled by this vendor approximated 38%, 74%, and 88% of total production in 1995, 1996, and for the nine months ended September 30, 1997, respectively.

    Revenues by geographic region and as a percentage of total revenues for each region outside the United States that constituted more than 10% of the Company's total revenues is as follows:

                                                                                                    NINE MONTHS ENDED
                                                                     YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                                                  -------------------------------  --------------------
                                                                    1994       1995       1996       1996       1997
                                                                  ---------  ---------  ---------  ---------  ---------
                                                                                                       (UNAUDITED)
Revenues by geographic region:
  Europe........................................................  $   1,361  $   2,489  $  10,225  $   4,156  $   5,343
  Asia..........................................................      1,435      1,580      1,634      1,031      1,482
Revenues as a percentage of total revenues:
  Europe........................................................       10.0%      12.8%      33.2%      26.4%      22.7%
  Asia..........................................................       10.6        8.1        5.3        6.6        6.3

NOTE 4--INVENTORIES

    Inventories are as follows:

                                                                 DECEMBER 31,
                                                             --------------------
                                                               1995       1996
                                                             ---------  ---------  SEPTEMBER 30,
                                                                                       1997
                                                                                   -------------
                                                                                    (UNAUDITED)
Raw materials..............................................  $   1,493  $     762    $   1,260
Work-in-progress...........................................        244         90           87
Finished goods.............................................        789      2,708        3,953
                                                             ---------  ---------       ------
                                                             $   2,526  $   3,560    $   5,300
                                                             ---------  ---------       ------
                                                             ---------  ---------       ------

                               THRUSTMASTER, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 5--PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                                                DECEMBER 31,
                                                            --------------------
                                                              1995       1996
                                                            ---------  ---------  SEPTEMBER 30,
                                                                                      1997
                                                                                  -------------
                                                                                   (UNAUDITED)
Computers and other equipment.............................  $     752  $   1,075    $   1,540
Tooling...................................................        858      1,209        1,849
Furniture and fixtures....................................        115        230          325
                                                            ---------  ---------  -------------
                                                                1,725      2,514        3,714
Accumulated depreciation..................................       (667)    (1,433)      (1,836)
                                                            ---------  ---------  -------------
                                                            $   1,058  $   1,081    $   1,878
                                                            ---------  ---------  -------------
                                                            ---------  ---------  -------------

NOTE 6--BANK LINE OF CREDIT

    At December 31, 1996, the Company had a revolving line of credit with a bank which provides for borrowings up to the lesser of one million dollars or 75% of eligible receivables. The Company also may borrow up to two hundred thousand dollars to finance up to 80% of the cost of certain equipment. Interest is at the bank's prime lending rate which was 8.25% at December 31, 1996. Borrowings under the agreement are collateralized by substantially all of the Company's assets. Loan covenants under the agreement include maintaining a defined level of working capital and maximum debt to tangible net worth ratio. At December 31, 1996, the Company had no borrowings outstanding.

NOTE 7--ACCRUED LIABILITIES

    Accrued liabilities consist of the following:

                                                                   DECEMBER 31,
                                                               --------------------
                                                                 1995       1996
                                                               ---------  ---------  SEPTEMBER 30,
                                                                                         1997
                                                                                     -------------
                                                                                      (UNAUDITED)
Accrued payroll and payroll liabilities......................  $     103  $     132    $     142
Accrued bonuses..............................................        129        460           66
Warranty reserve.............................................        192        365          269
Federal and state income taxes...............................         --        977          411
Other liabilities............................................        105        377          261
                                                               ---------  ---------       ------
                                                               $     529  $   2,311    $   1,149
                                                               ---------  ---------       ------
                                                               ---------  ---------       ------

    A portion of the compensation paid by the Company to certain officers is determined based upon the Company's revenues and net income for the year. The Company recorded expense of $99 in 1994, $118 in 1995, and $251 in 1996 related to such amounts.

                               THRUSTMASTER, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 8--LONG-TERM DEBT

    Long-term debt is comprised of a note payable to an equipment manufacturer payable in monthly installments of $1 with interest at 9%. The note is collateralized by the related equipment and matures in November 1997.

NOTE 9--COMMITMENTS

The Company leases facilities under non-cancelable operating leases with escalation clauses. The Company also leases equipment under operating leases. The following is a schedule by years, through expiration of the lease, of future minimum lease payments required under these leases as of December 31, 1996:

1997................................................................  $     366
1998................................................................        368
1999................................................................        348
2000................................................................        345
2001................................................................        352

Under the agreements for the lease of its office, production, and distribution facilities, the Company is obligated to the lessor for its share of certain expenses related to the use, operation, maintenance and insurance of the property. These expenses, payable monthly in addition to the base rent, are not included in the amounts shown above. Rental expense totaled $148, $239, and $236 for the years ended December 31, 1994, 1995, and 1996. For the nine months ended September 30, 1996 and 1997, rental expense totaled $184 and $373, respectively.

NOTE 10--COMMON AND PREFERRED STOCK

    INITIAL PUBLIC OFFERING. In March, 1995, the Company completed an initial public offering of 1,552,500 shares of Common Stock which generated net proceeds of $8,739.

    STOCK DIVIDEND. In January, 1997, the Company declared a 3% stock dividend. See Note 2.

    STOCK OPTION PLANS. In July 1994, the Company adopted a new stock option plan for employees (the "1994 Stock Option Plan") and a separate option plan for directors (the "Directors' Stock Option Plan"). The Company reserved 400,000 shares for the 1994 Stock Option Plan and 160,000 shares for the Director's Stock Option Plan. The 1994 Stock Option Plan provides for incentive stock option and nonqualified options to be granted. The Company had previously made grants under a nonqualified plan adopted in 1990 in which 1,200,000 shares had been reserved. In July 1994, any ungranted options and any future forfeitures under the 1990 option plan were transferred to the 1994 Stock Option Plan.

    The stock option plans generally require the price of options to be at the estimated fair market value of the stock at the date of grant. Options have a maximum duration of ten years (five years under certain circumstances) and may be exercised in varying amounts over the vesting periods.

                               THRUSTMASTER, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 10--COMMON AND PREFERRED STOCK (CONTINUED)
    The following table summarizes stock option transactions:

                                                                        NUMBER OF SHARES
                                                                   ---------------------------
                                                                                   AVAILABLE
                                                                   UNDER OPTION    FOR GRANT
                                                                   -------------  ------------
Balance, December 31, 1993.......................................       768,000       180,000
Authorization of additional shares...............................       --            560,000
Granted ($3.00 per share)........................................        32,000       (32,000)
Exercised ($0.25 to $0.28 per share).............................          (896)       --
Canceled.........................................................       (31,904)       31,904
                                                                   -------------  ------------
Balance, December 31, 1994.......................................       767,200       739,904
Granted ($8.75 to $8.875)........................................       126,500      (126,500)
Exercised ($0.25 to $2.50 per share).............................      (207,400)       --
Canceled.........................................................        (6,100)        6,100
                                                                   -------------  ------------
Balance, December 31, 1995.......................................       680,200       619,504
Granted ($4.125 to $7.625).......................................       331,000      (331,000)
Exercised ($0.25 to $0.75 per share).............................      (164,100)       --
Canceled.........................................................      (134,500)      134,500
Effect of 3% stock dividend declared (See Note 2)................        21,378       (21,378)
                                                                   -------------  ------------
Balance, December 31, 1996.......................................       733,978       401,626
Granted ($8.617 to $8.875) (unaudited)                                  203,470      (203,470)
Exercised ($0.243 to $5.340 per share) (unaudited)...............       (40,394)
Canceled (unaudited).............................................       (35,186)       35,186
                                                                   -------------  ------------
Balance, September 30, 1997 (unaudited)..........................       861,868       233,342
                                                                   -------------  ------------
                                                                   -------------  ------------

    The exercise price of the outstanding options at December 31, 1996 ranged between $0.24 and $8.62 per share. The weighted average exercise price of outstanding options was $2.69 at December 31, 1996.

    During 1995, warrants to purchase 139,050 shares were granted at a price of $7.57 per share after giving effect to the stock dividend discussed in Note 2.

    The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for grants of options under the stock option plans. Had compensation cost for the Company's two stock option plans been determined based on the fair value at the grant date for awards in

                               THRUSTMASTER, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 10--COMMON AND PREFERRED STOCK (CONTINUED)
1995 and 1996 consistent with the provisions of SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                                                             YEARS ENDED DECEMBER
                                                                                     31,
                                                                             --------------------
                                                                               1995       1996
                                                                             ---------  ---------
Net income-as reported.....................................................  $   1,361  $   2,259
Net income-pro forma.......................................................      1,304      2,173
Net income per share-as reported...........................................       0.32       0.49
Net income per share-pro forma.............................................       0.30       0.47

NOTE 11--CONSULTING AGREEMENT

    In December 1993, the Company entered into a consulting agreement with a company owned entirely by a shareholder and former chief executive officer. The agreement terminated in February, 1996. Under the agreement, services included providing product concepts and consulting and assistance on product design. Payments of $189, $205, and $36 were made pursuant to the agreement in 1994, 1995, and 1996, respectively.

NOTE 12--INCOME TAXES

    Effective January 1, 1995, the Company was required to provide for deferred taxes, arising from the cumulative temporary differences between financial reporting and tax reporting, by recording a benefit for income taxes for such deferred taxes in its statement of income in the period in which the Termination Date occurred. The amount of this benefit during the year ended December 31, 1995 was $73.

    The Company's sales outside of the United States are primarily made through ThrustMaster Foreign Sales Corporation ("FSC"). Sales through FSC are taxed in the United States and are not subject to foreign income taxes.

                               THRUSTMASTER, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 12--INCOME TAXES (CONTINUED)
    The provision for income taxes is as follows:

                                                                                                             NINE MONTHS ENDED
                                                                              YEARS ENDED DECEMBER 31,
                                                                                                               SEPTEMBER 30,
                                                                           -------------------------------  --------------------
                                                                             1994       1995       1996       1996       1997
                                                                           ---------  ---------  ---------  ---------  ---------
                                                                                (UNAUDITED                      (UNAUDITED)
                                                                                PRO FORMA
                                                                               INFORMATION)
Current:
  Federal................................................................  $     533  $     613  $   1,256  $     430  $     722
  State..................................................................        121         67        266         96         89
                                                                           ---------  ---------  ---------  ---------  ---------
  Total current..........................................................        654        680      1,522        526        811
                                                                           ---------  ---------  ---------  ---------  ---------
Deferred:
  Federal................................................................        (17)         6       (126)       (45)       (18)
  State..................................................................         (4)         1        (26)        (9)        (3)
                                                                           ---------  ---------  ---------  ---------  ---------
  Total deferred.........................................................        (21)         7       (152)       (54)       (21)
                                                                           ---------  ---------  ---------  ---------  ---------
    Total................................................................  $     633  $     687  $   1,370  $     472  $     790
                                                                           ---------  ---------  ---------  ---------  ---------
                                                                           ---------  ---------  ---------  ---------  ---------

    A reconciliation of the statutory federal income tax rate to the Company's pro forma effective income tax rate is as follows:

                                                                                                           NINE MONTHS ENDED
                                                                            YEARS ENDED DECEMBER 31,
                                                                                                             SEPTEMBER 30,
                                                                         -------------------------------  --------------------
                                                                           1994       1995       1996       1996       1997
                                                                         ---------  ---------  ---------  ---------  ---------
                                                                              (UNAUDITED                      (UNAUDITED)
                                                                              PRO FORMA
                                                                             INFORMATION)
Federal statutory rate.................................................       34.0%      34.0%      34.0%      34.0%      34.0%
State income taxes, net of federal income tax benefit..................        4.4        2.2        4.4        4.4        2.6
Effect of research and development tax credit and other................       (2.7)      (2.7)       (.6)      (2.4)      (1.4)
                                                                         ---------  ---------  ---------  ---------  ---------
Effective income tax rate..............................................       35.7%      33.5%      37.8%      36.0%      35.2%
                                                                         ---------  ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------  ---------

    The pro forma provision for income taxes for the year ended December 31, 1995 is presented to reflect the provision as if the deferred tax asset of $73 at January 1, 1995 had been recognized in prior periods.

                               THRUSTMASTER, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 12--INCOME TAXES (CONTINUED)
    Deferred income taxes result from items of income or expense being reported for income tax purposes in different periods than they are reported for financial reporting purposes. The primary temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

                                                                                     YEARS ENDED
                                                                                     DECEMBER 31,
                                                                                 --------------------
                                                                                   1995       1996
                                                                                 ---------  ---------   NINE MONTHS
                                                                                                           ENDED
                                                                                                       SEPTEMBER 30,
                                                                                                           1997
                                                                                                       -------------
                                                                                                        (UNAUDITED)
Deferred tax asset:
  Warranty reserve, inventory reserve, and other accrued liabilities...........  $    (274) $    (624)   $    (797)
Deferred tax liability:
  Excess tax over book depreciation and amortization...........................        100         28           30

NOTE 13--401(K) PLAN

    The Company has a 401(k) Plan (the "Plan") covering substantially all employees meeting minimum service requirements. The Plan allows the Company to make discretionary matching contributions beginning in 1995. The Company provided discretionary contributions of $23 and $35 for the years ended December 31, 1995 and 1996, respectively.

                               THRUSTMASTER, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 14--QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

    Selected unaudited and pro forma financial information for each of the quarters is as follows. Pro forma net income per share and net income per share data has been adjusted to reflect the stock dividend discussed in Note 2.

                                                                                 THREE MONTHS ENDED
                                                                -----------------------------------------------------
                                                                 MARCH 31,    JUNE 30,    SEPTEMBER 30,  DECEMBER 31,
                                                                -----------  -----------  -------------  ------------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1994
  Revenues....................................................   $   2,570    $   2,608     $   3,327     $    5,077
  Cost of goods sold..........................................       1,544        1,522         1,854          3,087
  Operating expenses..........................................         822          828           939          1,215
  Net income..................................................         204          258           534            775
  Pro forma net income........................................         129          163           335            511
  Pro forma net income per share..............................   $    0.05    $    0.06     $    0.12     $     0.17
1995
  Revenues....................................................   $   3,701    $   4,277     $   5,033     $    6,404
  Cost of goods sold..........................................       2,222        2,499         2,943          4,151
  Operating expenses..........................................       1,254        1,418         1,512          1,772
  Pro forma net income........................................         173          307           475            406
  Pro forma net income per share..............................   $    0.05    $    0.07     $    0.10     $     0.09
1996
  Revenues....................................................   $   4,564    $   4,250     $   6,931     $   15,076
  Cost of goods sold..........................................       2,970        2,615         4,142          9,865
  Operating expenses..........................................       1,538        1,564         1,930          3,034
  Net income..................................................         101          111           626          1,421
  Net income per share........................................   $    0.02    $    0.02     $    0.14     $     0.30
1997
  Revenues....................................................   $   6,272    $   7,149     $  10,509
  Cost of goods sold..........................................       3,786        4,480         6,548
  Operating expenses..........................................       2,108        2,244         2,804
  Net income..................................................         289          329           836
  Net income per share........................................   $    0.06    $    0.07     $    0.17

NOTE 15--SUBSEQUENT EVENT (UNAUDITED)

    The Company's bank has increased its line of credit to $5.0 million through January 31, 1998 to meet the Company's seasonal working capital needs during the fourth quarter of 1997. The line of credit is scheduled for review in July 1998. At September 30, 1997, there were no borrowings outstanding and the Company was in compliance with all bank loan covenants.

                                                                     SCHEDULE II

                               THRUSTMASTER, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                                          BEGINNING    CHARGES TO    DEDUCTIONS     ENDING
                                                                YEAR       BALANCE       EXPENSE     WRITE-OFFS     BALANCE
                                                              ---------  -----------  -------------  -----------  -----------
Allowance for doubtful accounts:
                                                                   1996   $       7     $     129     $    (122)   $      14
                                                                   1995      --                 8            (1)           7
                                                                   1994      --                11           (11)      --
Reserve for warranty expense and sales returns:
                                                                   1996   $     192     $     173     $  --        $     365
                                                                   1995         229        --               (37)         192
                                                                   1994         166            63        --              229

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESMAN OR ANY PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED BY THIS PROSPECTUS OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN ANY JURISDICTION OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................   11
Price Range of Common Stock...............................................   12
Dividend Policy...........................................................   12
Capitalization............................................................   13
Selected Consolidated Financial Data......................................   14
Management's Discussion and Analysis
  of Financial Condition and Results of
  Operations..............................................................   15
Business..................................................................   22
Management................................................................   29
Certain Transactions......................................................   37
Principal and Selling Shareholder.........................................   38
Description of Capital Stock..............................................   40
Shares Eligible for Future Sale...........................................   42
Underwriting..............................................................   44
Legal Matters.............................................................   45
Experts...................................................................   45
Additional Information....................................................   46
Index to Financial Statements.............................................  F-1

                                1,500,000 SHARES

                                 THRUSTMASTER,
                                      INC.

                                     [LOGO]

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                              VAN KASPER & COMPANY

                                           , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the offering described in this Registration Statement. All the expenses are estimates, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee...............  $   7,743
NASD filing fee...................................................      3,056
Nasdaq National Market listing fee................................     17,500
Printing and engraving expenses...................................     80,000
Legal fees and expenses...........................................     60,000
Accounting fees and expenses......................................     25,000
Transfer Agent and Registrar fees.................................      3,500
Miscellaneous expenses............................................     53,201
                                                                    ---------
    Total.........................................................  $ 250,000
                                                                    ---------
                                                                    ---------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    As an Oregon corporation, the Registrant is subject to the Oregon Business Corporation Act ("OBCA"). Article X of the Registrant's Articles of Incorporation, as amended (the "Articles") (Exhibit 3.1 hereto) eliminates the liability of the Registrant's directors to the Registrant or its shareholders, except for any liability related to (i) any breach of the duty of loyalty to the Registrant or its shareholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) any distribution that is unlawful under the OBCA; or (iv) any transaction from which the director derived an improper personal benefit.

    Sections 60.391 and 60.407(2) of the OBCA allow corporations to indemnify their directors and officers, respectively, against liability where the director or officer has acted in good faith and with a reasonable belief that actions taken were in the best interests of the corporation or at least not opposed to the corporation's best interests and, if in a criminal proceeding, the individual had no reasonable cause to believe the conduct in question was unlawful. Under the OBCA, corporations may not indemnify against liability in connection with a claim by or in the right of the corporation or for any improper personal benefit in which the director or officer was adjudged liable to the corporation. Sections 60.394 and 60.407(1) of the OBCA mandate indemnification of directors and officers, respectively, for all reasonable expenses incurred in the successful defense of any claim made or threatened, whether or not such claim was by or in the right of the corporation. Finally, pursuant to the Sections 60.401 and 60.407(1) of the OBCA, a court may order indemnification in view of all the relevant circumstances, whether or not the director or officer met the good-faith and reasonable belief standards of conduct set out in Section 60.391 of the OBCA or was adjudged liable to the corporation.

    Section 60.414 of the OBCA also provides that the statutory indemnification provisions are not deemed exclusive of any other rights to which directors or officers may be entitled under a corporation's articles of incorporation or bylaws, any agreement, general or specific action of the board of directors, vote of shareholders or otherwise.

    The Registrant's Amended and Restated Bylaws require indemnification of directors and officers of the Registrant to the fullest extent not prohibited by law. The Underwriting Agreement (Exhibit 1 hereto) provides that the Underwriters shall indemnify each director of the Registrant, each officer of the

Registrant who signed this Registration Statement and each person who controls the Registrant for certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    Since November 14, 1994, the Registrant has sold securities without registration under the Securities Act in the transactions described below:

    1. On October 16, 1997, the Registrant issued to Black & Company 11,811 shares of the Registrant's common stock upon the exercise of warrants having an exercise price of $7.57 per share. The sale of these shares was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES

    (a) Exhibits:

EXHIBIT
 NO.   DESCRIPTION
------ --------------------------------------------------------------------------
  1    Form of Underwriting Agreement

 *3.1  Articles of Incorporation, as amended

**3.2  Amended and Restated Bylaws

 *4.1 Description of Capital Stock contained in the Articles of Incorporation, as amended (See Exhibit 3.1)

**4.2 Description of Rights of Security Holders contained in the Amended and Restated Bylaws (See Exhibit 3.2)

 *4.3  Form of Certificate for Shares of Common Stock

 *4.4  Form of Representatives' Warrant Agreement among the Company, Cruttenden
         Roth and Black & Company, Inc.

  5.1  Opinion of Perkins Coie as to the legality of the shares being registered.

*10.1  Consulting Agreement, dated December 1, 1993, between ThrustMaster, Inc.
         and BOCAR, Inc.

*10.2  1994 Incentive Compensation Plan, dated December 21, 1993

*10.3  Directors' Nonqualified Stock Option Plan, dated July 19, 1994

*10.4  1994 Stock Option Plan, dated July 19, 1994

 10.5 Letter agreement dated October 8, 1997 between United States National Bank of Oregon and ThrustMaster, Inc., regarding a revolving line of credit

*10.6  Voicecom Development Agreement, dated November 4, 1994, between
         ThrustMaster, Inc., and Advanced Protocol Systems, Inc.

***10.7 1990 Stock Option Plan

**10.8 Leases, dated March 13, 1996, between Pacific Realty Associates, L.P. and
         ThrustMaster, Inc., as amended

**10.9 Summary of 1997 Bonus Program

 11    Statement regarding computation of per share earnings

 21    List of Subsidiaries

 23.1  Consent of Independent Accountants (contained on page II-5)

EXHIBIT
 NO.   DESCRIPTION
------ --------------------------------------------------------------------------
 23.2  Consent of Perkins Coie (included in the legal opinion filed as Exhibit
         5.1)

 27    Financial Data Schedule

------------------------

* Incorporated by reference to the same exhibit number from the Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on January 5, 1995, as amended on February 7, 1995, and February 24, 1995 (File No. 33-88252-LA).

** Incorporated by reference to the same exhibit number from the Registrant's Report on Form 10-K filed with the Securities and Exchange Commission on March 25, 1997.

*** Incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 5, 1995 (File No. 33-93087).

    (b) Financial Statement Schedules:

    Schedule II--Valuation and Qualifying Accounts--For each of the three years in the period ended December 31, 1996 (included as page F-16 of the Prospectus included in this Registration Statement).

ITEM 17.  UNDERTAKINGS

    (1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (2) The undersigned Registrant hereby undertakes that:

        (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hillsboro, State of Oregon, on November 13, 1997.

                                THRUSTMASTER, INC.

                                By:           /s/ STEPHEN A. AANDERUD
                                     -----------------------------------------
                                                Stephen A. Aanderud
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    Each person whose signature appears below constitutes and appoints C. Norman Winningstad, Stephen A. Aanderud and Kent E. Koski, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him, and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 13, 1997.

  /s/ C. NORMAN WINNINGSTAD
------------------------------  Chairman of the Board
    C. Norman Winningstad

                                Director, President and
   /s/ STEPHEN A. AANDERUD        Chief Executive Officer
------------------------------    (principal executive
     Stephen A. Aanderud          officer)

                                Vice President, Finance
                                  and Administration,
      /s/ KENT E. KOSKI           Chief Financial Officer
------------------------------    and Secretary (principal
        Kent E. Koski             financial and accounting
                                  officer)

     /s/ ROBERT L. CARTER
------------------------------  Director
       Robert L. Carter

    /s/ GRAHAM E. DORLAND
------------------------------  Director
      Graham E. Dorland

    /s/ MERRILL A. MCPEAK
------------------------------  Director
      Merrill A. McPeak

     /s/ G. GERALD PRATT
------------------------------  Director
       G. Gerald Pratt

     /s/ MILTON R. SMITH
------------------------------  Director
       Milton R. Smith

------------------------------
     Frederick M. Stevens       Director

                       CONSENT OF INDEPENDENT ACCOUNTANTS

    We consent to the reference under the captions "Selected Consolidated Financial Data" and "Experts" and to the use of our report dated July 24, 1997 on the consolidated financial statements of ThrustMaster, Inc. in the Registration Statement on Form S-1 and related Prospectus of ThrustMaster, Inc. for the registration of its Common Stock.

                                          /s/ COOPERS & LYBRAND L.L.P.

Portland, Oregon
November 14, 1997

                                 EXHIBIT INDEX

EXHIBIT NO.  DESCRIPTION
-----------  --------------------------------------------------------------------------------------------
       1     Form of Underwriting Agreement

      *3.1   Articles of Incorporation, as amended

     **3.2   Amended and Restated Bylaws

      *4.1   Description of Capital Stock contained in the Articles of Incorporation, as amended (See
               Exhibit 3.1)

     **4.2   Description of Rights of Security Holders contained in the Amended and Restated Bylaws (See
               Exhibit 3.2)

      *4.3   Form of Certificate for Shares of Common Stock

      *4.4   Form of Representatives' Warrant Agreement among the Company, Cruttenden Roth and Black &
               Company, Inc.

       5.1   Opinion of Perkins Coie, as to the legality of the shares being registered.

     *10.1   Consulting Agreement, dated December 1, 1993, between ThrustMaster, Inc. and BOCAR, Inc.

     *10.2   1994 Incentive Compensation Plan, dated December 21, 1993

     *10.3   Directors' Nonqualified Stock Option Plan, dated July 19, 1994

     *10.4   1994 Stock Option Plan, dated July 19, 1994

      10.5   Letter agreement dated October 8, 1997 between United States National Bank of Oregon and
               ThrustMaster, Inc., regarding a revolving line of credit

     *10.6   Voicecom Development Agreement, dated November 4, 1994, between ThrustMaster, Inc., and
               Advanced Protocol Systems, Inc.

   ***10.7   1990 Stock Option Plan

    **10.8   Leases, dated March 13, 1996, between Pacific Realty Associates, L.P. and ThrustMaster,
               Inc., as amended

    **10.9   Summary of 1997 Bonus Program

      11     Statement regarding computation of per share earnings

      21     List of Subsidiaries

      23.1   Consent of Independent Accountants (contained on page II-5)

      23.2   Consent of Perkins Coie (included in the legal opinion filed as Exhibit 5.1)

      27     Financial Data Schedule

------------------------

* Incorporated by reference to the same exhibit number from the Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on January 5, 1995, as amended on February 7, 1995, and February 24, 1995 (File No. 33-88252-LA).

** Incorporated by reference to the same exhibit number from the Registrant's Report on Form 10-K filed with the Securities and Exchange Commission on March 25, 1997.

*** Incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 5, 1995 (File No. 33-93087).